SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petróleo Brasileiro S.A. – Petrobras

Quarterly Information - ITR

At June 30, 2014 and report on review of

Quarterly Information

(A free translation of the original in Portuguese)

Petróleo Brasileiro S.A. – Petrobras

Index

Report of Independent Registered Public Accounting Firm		3
Company Data / Share Capital Composition		5
Company Data / Cash Dividends		6
Individual Interim Accounting Information / Statement of Financial Position - Assets		7
Individual Interim Accounting Information / Statement of Financial Position - Liabilities		8
Individual Interim Accounting Information / Statement of Income		9
Individual Interim Accounting Information / Statement of Comprehensive Income		10
Individual Interim Accounting Information / Statement of Cash Flows – Indirect Method		11
Individual Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2014 to 06/30/2014		12
Individual Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2013 to 06/30/2013		13
Individual Interim Accounting Information / Statement of Added Value		14
Consolidated Interim Accounting Information / Statement of Financial Position - Assets		15
Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities		16
Consolidated Interim Accounting Information / Statement of Income		17
Consolidated Interim Accounting Information / Statement of Comprehensive Income		18
Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method		19
Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2014 to 06/30/2014		20
Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2013 to 06/30/2013		21
Consolidated Interim Accounting Information / Statement of Added Value		22
Notes to the financial statements		23
1.	The Company and its operations	23
2.	Basis of preparation of interim financial information	23
3.	Basis of consolidation	23
4.	Accounting policies	24
5.	Cash and cash equivalents	24
6.	Marketable securities	24
7.	Trade and other receivables	25
8.	Inventories	26
9.	Disposal of assets and legal mergers	26
10.	Investments	28
11.	Property, plant and equipment	30
12.	Intangible assets	31
13.	Exploration for and evaluation of oil and gas reserves	32
14.	Trade payables	33
15.	Finance debt	34
16.	Leases	37
17.	Related parties	37
18.	Provision for decommissioning costs	42
19.	Taxes	43
20.	Employee benefits (Post-Employment)	46
21.	Shareholders’ equity	48
22.	Sales revenues	49
23.	Other operating expenses, net	49
24.	Expenses by nature	50
25.	Net finance income (expense)	50
26.	Supplemental information on statement of cash flows	51
27.	Segment information	52
28.	Provisions for legal proceedings, contingent liabilities and contingent assets	56
29.	Collateral in connection with concession agreements for petroleum exploration	60
30.	Risk management	60
31.	Fair value of financial assets and liabilities	64
32.	Subsequent events	64
33.	Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2013 and the interim statements as of June 30, 2014	66

Report of Independent Registered Public Accounting Firm

(A free translation of the original in Portuguese)

Report on review of quarterly information

To the Board of Directors and Shareholders

Petróleo Brasileiro S.A. - Petrobras

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Petróleo Brasileiro S.A - Petrobras, included in the Quarterly Information Form for the quarter ended June 30, 2014, comprising the balance sheet as at that date and the statements of income, comprehensive income, changes in equity and cash flows for the six months then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21 (R1), Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with CPC 21 (R1) and International Accounting Standard IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information.  Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively).  A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Conclusion on the parent

company interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Conclusion on the consolidated

interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

We have also reviewed the parent company and consolidated statements of value added for the six-month period ended June 30, 2014.  These statements are the responsibility of the Company’s management, and are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added.  These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

Rio de Janeiro, August 8, 2014

/s/ PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" RJ

/s/ Marcos Donizete Panassol

Contador CRC 1SP155975/O-8 "S" RJ

Petróleo Brasileiro S.A. – Petrobras

Company Data / Share Capital Composition

Number of Shares (Thousand)	Current Quarter
06/30/2014

From Paid-in Capital
Common	7,442,454
Preferred	5,602,043
Total	13,044,497

Treasury Shares
Common	0
Preferred	0
Total	0

Petróleo Brasileiro S.A. – Petrobras

Company Data / Cash Dividends

Event	Approval Date	Type	Payment Begin	Type of Shares	Class of shares	Dividends Per Share (Reais/Share)

Board of Directors Meeting	02/25/2014	Interest on Shareholders' equity	04/25/2014	Preferred		0.96720
Board of Directors Meeting	02/25/2014	Interest on Shareholders' equity	04/25/2014	Common		0.52170

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	June 30, 2014	December 31, 2013
1	Total Assets	656,420,000	633,173,000
1.01	Current Assets	84,581,000	87,480,000
1.01.01	Cash and Cash Equivalents	6,945,000	7,917,000
1.01.02	Marketable securities	17,603,000	22,752,000
1.01.03	Trade Receivables, Net	19,115,000	16,301,000
1.01.04	Inventories	30,272,000	27,476,000
1.01.06	Recoverable Income Taxes	5,850,000	9,281,000
1.01.06.01	Current Recoverable Income Taxes	5,850,000	9,281,000
1.01.06.01.01	Current Income Tax and Social Contribution	992,000	1,468,000
1.01.06.01.02	Other Recoverable Taxes	4,858,000	7,813,000
1.01.08	Other Current Assets	4,796,000	3,753,000
1.01.08.01	Assets classified as held for sale	733,000	781,000
1.01.08.03	Others	4,063,000	2,972,000
1.01.08.03.01	Advances to Suppliers	1,402,000	1,407,000
1.01.08.03.02	Others	2,661,000	1,565,000
1.02	Non-Current Assets	571,839,000	545,693,000
1.02.01	Long-Term Receivables	25,562,000	26,330,000
1.02.01.01	Marketable securities measured at Fair Value	22,000	31,000
1.02.01.02	Marketable securities measured at Amortized Cost	234,000	226,000
1.02.01.03	Trade Receivables, Net	3,801,000	4,453,000
1.02.01.06	Deferred income Taxes	9,777,000	10,899,000
1.02.01.06.02	Deferred Taxes and contributions	9,777,000	10,899,000
1.02.01.09	Other Non-Current Assets	11,728,000	10,721,000
1.02.01.09.03	Advances to Suppliers	1,772,000	2,172,000
1.02.01.09.04	Judicial Deposits	5,301,000	4,826,000
1.02.01.09.05	Other Long-Term Assets	4,655,000	3,723,000
1.02.02	Investments	83,200,000	83,497,000
1.02.03	Property, Plant and Equipment	429,839,000	402,567,000
1.02.04	Intangible Assets	33,210,000	33,289,000
1.02.05	Deferred charges	28,000	10,000

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	June 30, 2014	December 31, 2013
2	Total Liabilities	656,420,000	633,173,000
2.01	Current Liabilities	84,139,000	102,049,000
2.01.01	Payroll, profit sharing and related charges	4,958,000	4,127,000
2.01.02	Trade Payables	28,972,000	25,961,000
2.01.04	Current debt and Finance Lease Obligations	36,453,000	48,411,000
2.01.04.01	Current debt	35,013,000	46,627,000
2.01.04.03	Finance Lease Obligations	1,440,000	1,784,000
2.01.05	Other Liabilities	11,911,000	21,730,000
2.01.05.02	Others	11,911,000	21,730,000
2.01.05.02.01	Dividends and interest on capital payable	−	9,301,000
2.01.05.02.04	Other taxes	9,182,000	9,734,000
2.01.05.02.05	Other accounts payable	2,729,000	2,695,000
2.01.06	Provisions	1,845,000	1,820,000
2.01.06.02	Other Provisions	1,845,000	1,820,000
2.01.06.02.04	Pension and Medical Benefits	1,845,000	1,820,000
2.02	Non-Current Liabilities	211,430,000	182,984,000
2.02.01	Non-current debt and Finance Lease Obligations	135,208,000	111,696,000
2.02.01.01	Non-current debt	130,443,000	105,737,000
2.02.01.03	Finance Lease Obligations	4,765,000	5,959,000
2.02.03	Deferred Income Taxes	29,314,000	24,259,000
2.02.03.01	Deferred Income Tax and Social Contribution	29,314,000	24,259,000
2.02.04	Provisions	46,908,000	47,029,000
2.02.04.01	Provisions for legal proceedings (tax, labor, civil and pension)	2,726,000	2,280,000
2.02.04.02	Other Provisions	44,182,000	44,749,000
2.02.04.02.04	Pension and Medical Benefits	27,150,000	26,077,000
2.02.04.02.05	Provision for decommissioning costs	14,937,000	15,320,000
2.02.04.02.06	Other Provisions	2,095,000	3,352,000
2.03	Shareholders' Equity	360,851,000	348,140,000
2.03.01	Share Capital	205,432,000	205,411,000
2.03.02	Capital Reserves	967,000	1,048,000
2.03.04	Profit Reserves	148,904,000	148,925,000
2.03.05	Retained earnings	10,308,000	−
2.03.06	Accumulated other comprehensive income	(4,760,000)	(7,244,000)

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Income

(R$ thousand)

Account Code	Account Description	Current Quarter 04/01/2014 to 06/30/2014	Accumulated of the Current Year 01/01/2014 to 06/30/2014	Same Quarter of the Previous Year 04/01/2013 to 06/30/2013	Accumulated of the Previous Year 01/01/2013 to 06/30/2013
3.01	Sales Revenues	66,015,000	129,665,000	57,706,000	114,630,000
3.02	Cost of Sales	(51,372,000)	(101,707,000)	(43,778,000)	(87,634,000)
3.03	Gross Profit	14,643,000	27,958,000	13,928,000	26,996,000
3.04	Operating Expenses / Income	(8,108,000)	(15,553,000)	(4,875,000)	(9,508,000)
3.04.01	Selling Expenses	(3,374,000)	(6,641,000)	(3,157,000)	(6,203,000)
3.04.02	General and Administrative Expenses	(1,765,000)	(3,552,000)	(1,823,000)	(3,505,000)
3.04.05	Other Operating Expenses	(5,051,000)	(11,568,000)	(3,496,000)	(7,353,000)
3.04.05.01	Other Taxes	(209,000)	(408,000)	(89,000)	(175,000)
3.04.05.02	Research and Development Expenses	(592,000)	(1,181,000)	(583,000)	(1,228,000)
3.04.05.03	Exploration Costs	(1,656,000)	(3,132,000)	(1,146,000)	(2,383,000)
3.04.05.04	Profit sharing	(252,000)	(533,000)	(313,000)	(690,000)
3.04.05.05	Other operating expenses, net	(2,342,000)	(6,314,000)	(1,365,000)	(2,877,000)
3.04.06	Share of profit / gains on interest in equity-accounted investments	2,082,000	6,208,000	3,601,000	7,553,000
3.05	Net income before financial results, profit sharing and income taxes	6,535,000	12,405,000	9,053,000	17,488,000
3.06	Finance income (expenses), net	157,000	612,000	(1,723,000)	(521,000)
3.06.01	Finance Income	1,271,000	2,549,000	670,000	1,419,000
3.06.01.01	Finance Income	844,000	1,621,000	670,000	1,419,000
3.06.01.02	Foreign Exchange and Inflation Indexation Charges, Net	427,000	928,000	−	−
3.06.02	Finance Expenses	(1,114,000)	(1,937,000)	(2,393,000)	(1,940,000)
3.06.02.01	Finance Expenses	(1,114,000)	(1,937,000)	(426,000)	(759,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	−	−	(1,967,000)	(1,181,000)
3.07	Net Income Before Income Taxes	6,692,000	13,017,000	7,330,000	16,967,000
3.08	Income Tax and Social Contribution	(1,752,000)	(2,714,000)	(1,164,000)	(3,171,000)
3.08.02	Deferred	(1,752,000)	(2,714,000)	(1,164,000)	(3,171,000)
3.09	Net Income from Continuing Operations	4,940,000	10,303,000	6,166,000	13,796,000
3.11	Income / Loss for the Period	4,940,000	10,303,000	6,166,000	13,796,000
3.99	Basic Income per Share (Reais / Share)
3.99.01	Basic Income per Share
3.99.01.01	Common	0.38000	0.79000	0.47000	1.06000
3.99.01.02	Preferred	0.38000	0.79000	0.47000	1.06000
3.99.02	Diluted Income per Share
3.99.02.01	Common	0.38000	0.79000	0.47000	1.06000
3.99.02.02	Preferred	0.38000	0.79000	0.47000	1.06000

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Comprehensive Income

(R$ thousand)

Account Code	Account Description	Current Quarter 04/01/2014 to 06/30/2014	Accumulated of the Current Year 01/01/2014 to 06/30/2014	Same Quarter of the Previous Year 04/01/2013 to 06/30/2013	Accumulated of the Previous Year 01/01/2013 to 06/30/2013
4.01	Net Income for the Period	4,940,000	10,303,000	6,166,000	13,796,000
4.02	Other Comprehensive Income	1,236,000	2,489,000	(3,410,000)	(3,806,000)
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	2,768,000	6,488,000	(7,268,000)	(7,268,000)
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit or Loss	274,000	697,000	−	−
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	(941,000)	(2,206,000)	1,999,000	1,999,000
4.02.10	Share of Other Comprehensive Income of Equity-accounted Investments	(865,000)	(2,490,000)	1,859,000	1,463,000
4.03	Total Comprehensive Income for the Period	6,176,000	12,792,000	2,756,000	9,990,000

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Cash Flows – Indirect Method

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2014 to 06/30/2014	Accumulated of the Previous Year 01/01/2013 to 06/30/2013
6.01	Net cash provided by operating activities	10,101,000	23,197,000
6.01.01	Cash provided by operating activities	23,284,000	23,399,000
6.01.01.01	Net Income for the Period	10,303,000	13,796,000
6.01.01.03	Pension and medical benefits (actuarial expense)	1,953,000	2,523,000
6.01.01.04	Share of Profit of Equity-accounted Investments	(6,208,000)	(7,553,000)
6.01.01.05	Depreciation, Depletion and Amortization	10,992,000	9,784,000
6.01.01.06	Impairment charges on property, plant and equipment and other assets	317,000	130,000
6.01.01.07	Exploration expenditures written off	2,427,000	1,223,000
6.01.01.08	(Gains) / losses on disposal / write-offs of non-current assets, E&P areas returned and cancelled projects	69,000	64,000
6.01.01.09	Foreign Exchange variation, indexation and finance charges	717,000	261,000
6.01.01.10	Deferred income taxes, net	2,714,000	3,171,000
6.01.02	Decrease / (Increase) in assets / Increase/(Decrease) in liabilities	(13,183,000)	(202,000)
6.01.02.01	Trade and Other Receivables	(2,846,000)	2,825,000
6.01.02.02	Inventories	(3,107,000)	(854,000)
6.01.02.03	Other Assets	(3,406,000)	(713,000)
6.01.02.04	Trade Payables	(2,618,000)	380,000
6.01.02.05	Taxes payable	(1,922,000)	(1,883,000)
6.01.02.06	Pension and Medical Benefits	(854,000)	(738,000)
6.01.02.07	Other Liabilities	1,570,000	781,000
6.02	Net cash provided by (used in) investing activities	(19,840,000)	(50,395,000)
6.02.01	Capital expenditures	(31,100,000)	(29,923,000)
6.02.02	Investments in investees	(2,335,000)	(8,708,000)
6.02.03	Proceeds from disposal of assets (divestment)	893,000	−
6.02.04	Investments in marketable securities	6,080,000	(13,658,000)
6.02.05	Dividends Received	2,412,000	1,894,000
6.02.06	Cash and Cash Equivalents of Consolidated Companies previously accounted for by the equity method	4,210,000	−
6.03	Net cash provided by financing activities	8,767,000	37,159,000
6.03.02	Proceeds from long-term financing	42,514,000	84,905,000
6.03.03	Repayment of Principal	(22,563,000)	(43,363,000)
6.03.04	Repayment of Interest	(2,453,000)	(1,512,000)
6.03.05	Dividends paid	(8,731,000)	(2,871,000)
6.05	Net increase/ (decrease) in cash and cash equivalents	(972,000)	9,961,000
6.05.01	Cash and cash equivalents at the beginning of the year	7,917,000	17,393,000
6.05.02	Cash and cash equivalents at the end of the period	6,945,000	27,354,000

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2014 to 06/30/2014

(R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings (Losses)	Accumulated Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the beginning of the period	205,411,000	1,048,000	148,925,000	−	(7,244,000)	348,140,000
5.03	Adjusted Opening Balance	205,411,000	1,048,000	148,925,000	−	(7,244,000)	348,140,000
5.04	Transactions with owners	21,000	(81,000)	(21,000)	5,000	(5,000)	(81,000)
5.04.01	Capital Increases	21,000	−	(21,000)	−	−	−
5.04.08	Change in Interest in Subsidiaries	−	(81,000)	−	−	−	(81,000)
5.04.09	Realization of the Deemed Cost	−	−	−	5,000	(5,000)	−
5.05	Total of Comprehensive Income	−	−	−	10,303,000	2,489,000	12,792,000
5.05.01	Net Income for the Period	−	−	−	10,303,000	−	10,303,000
5.05.02	Other Comprehensive Income	−	−	−	−	2,489,000	2,489,000
5.07	Balance at the end of the period	205,432,000	967,000	148,904,000	10,308,000	(4,760,000)	360,851,000

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2013 to 06/30/2013

(R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings (Losses)	Accumulated Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the beginning of the period	205,392,000	939,000	134,980,000	−	2,129,000	343,440,000
5.02	Prior period adjustments	−	−	−	(154,000)	(14,505,000)	(14,659,000)
5.03	Adjusted Opening Balance	205,392,000	939,000	134,980,000	(154,000)	(12,376,000)	328,781,000
5.04	Transactions with owners	19,000	50,000	(19,000)	5,000	(5,000)	50,000
5.04.01	Capital Increases	19,000	−	(19,000)	−	−	−
5.04.08	Change in Interest in Subsidiaries	−	50,000	−	−	−	50,000
5.04.09	Realization of the Deemed Cost	−	−	−	5,000	(5,000)	−
5.05	Total of Comprehensive Income	−	−	−	13,796,000	(3,806,000)	9,990,000
5.05.01	Net Income for the Period	−	−	−	13,796,000	−	13,796,000
5.05.02	Other Comprehensive Income	−	−	−	−	(3,806,000)	(3,806,000)
5.07	Balance at the end of the period	205,411,000	989,000	134,961,000	13,647,000	(16,187,000)	338,821,000

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Added Value

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2014 to 06/30/2014	Accumulated of the Previous Year 01/01/2013 to 06/30/2013
7.01	Sales Revenues	199,990,000	179,177,000
7.01.01	Sales of Goods and Services	161,832,000	145,122,000
7.01.02	Other Revenues	4,043,000	2,965,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	34,301,000	31,086,000
7.01.04	Allowance / Reversal for Impairment of Trade Receivables	(186,000)	4,000
7.02	Inputs Acquired from Third Parties	(111,597,000)	(95,728,000)
7.02.01	Cost of Sales	(57,917,000)	(46,453,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(40,692,000)	(38,528,000)
7.02.03	Impairment charges / reversals of Assets	(317,000)	(130,000)
7.02.04	Others	(12,671,000)	(10,617,000)
7.03	Gross Added Value	88,393,000	83,449,000
7.04	Retentions	(10,992,000)	(9,784,000)
7.04.01	Depreciation, Amortization and Depletion	(10,992,000)	(9,784,000)
7.05	Net Added Value Produced	77,401,000	73,665,000
7.06	Transferred Added Value	8,254,000	10,470,000
7.06.01	Share of Profit of Equity-accounted Investments	6,208,000	7,553,000
7.06.02	Finance Income	1,652,000	2,554,000
7.06.03	Others	394,000	363,000
7.07	Total Added Value to be Distributed	85,655,000	84,135,000
7.08	Distribution of Added Value	85,655,000	84,135,000
7.08.01	Employee compensation	13,196,000	10,423,000
7.08.01.01	Salaries	9,825,000	6,678,000
7.08.01.02	Fringe Benefits	2,839,000	3,271,000
7.08.01.03	Unemployment benefits (FGTS)	532,000	474,000
7.08.02	Taxes and contributions	40,669,000	39,292,000
7.08.02.01	Federal	27,012,000	26,509,000
7.08.02.02	State	13,543,000	12,726,000
7.08.02.03	Municipal	114,000	57,000
7.08.03	Return on third-party capital	21,487,000	20,624,000
7.08.03.01	Interest	5,038,000	5,765,000
7.08.03.02	Rental expenses	16,449,000	14,859,000
7.08.04	Return on Shareholders' Equity	10,303,000	13,796,000
7.08.04.03	Retained Earnings (losses) for The Period	10,303,000	13,796,000

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	06/30/2014	12/31/2013
1	Total Assets	800.370.000	752.967.000
1.01	Current Assets	144.270.000	123.351.000
1.01.01	Cash and Cash Equivalents	58.140.000	37.172.000
1.01.02	Marketable securities	8.236.000	9.101.000
1.01.03	Trade and Other Receivables	23.412.000	22.652.000
1.01.04	Inventories	37.408.000	33.324.000
1.01.06	Recoverable Income Taxes	8.344.000	11.646.000
1.01.06.01	Current Recoverable Income Taxes	8.344.000	11.646.000
1.01.06.01.01	Current Income Tax and Social Contribution	1.973.000	2.484.000
1.01.06.01.02	Other Recoverable Taxes	6.371.000	9.162.000
1.01.08	Other Current Assets	8.730.000	9.456.000
1.01.08.01	Assets classified as held for sale	4.223.000	5.638.000
1.01.08.03	Others	4.507.000	3.818.000
1.01.08.03.01	Advances to Suppliers	1.556.000	1.600.000
1.01.08.03.02	Others	2.951.000	2.218.000
1.02	Non-Current Assets	656.100.000	629.616.000
1.02.01	Long-Term Receivables	45.138.000	44.000.000
1.02.01.01	Marketable securitiess measured at Fair Value	22.000	31.000
1.02.01.02	Marketable securities measured at Amortized Cost	277.000	276.000
1.02.01.03	Trade and Other Receivables	12.660.000	10.616.000
1.02.01.06	Deferred Income Taxes	13.827.000	15.250.000
1.02.01.06.01	Deferred Income Tax and Social Contribution	2.377.000	2.647.000
1.02.01.06.02	Deferred Taxes and Contributions	11.450.000	12.603.000
1.02.01.09	Other Non-Current Assets	18.352.000	17.827.000
1.02.01.09.03	Advances to Suppliers	6.992.000	7.566.000
1.02.01.09.04	Judicial deposits	6.395.000	5.866.000
1.02.01.09.05	Other Long-Term Assets	4.965.000	4.395.000
1.02.02	Investments	15.669.000	15.615.000
1.02.03	Property, Plant and Equipment	559.335.000	533.880.000
1.02.04	Intangible Assets	35.958.000	36.121.000

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	06/30/2014	12/31/2013
2	Total Liabilities	800.370.000	752.967.000
2.01	Current Liabilities	75.256.000	82.525.000
2.01.01	Payroll, profit sharing and related charges	5.709.000	4.806.000
2.01.02	Trade Payables	27.551.000	27.922.000
2.01.03	Taxes	838.000	659.000
2.01.03.01	Federal Taxes	838.000	659.000
2.01.03.01.01	Income Tax and Social Contribution Payable	838.000	659.000
2.01.04	Current debt and Finance Lease Obligations	23.535.000	18.782.000
2.01.04.01	Current debt	23.495.000	18.744.000
2.01.04.03	Finance Lease Obligations	40.000	38.000
2.01.05	Other Liabilities	15.126.000	25.930.000
2.01.05.02	Others	15.126.000	25.930.000
2.01.05.02.01	Dividends and interest on capital payable	−	9.301.000
2.01.05.02.04	Other Taxes	10.221.000	10.938.000
2.01.05.02.05	Other accounts payable	4.905.000	5.691.000
2.01.06	Provisions	1.909.000	1.912.000
2.01.06.02	Other Provisions	1.909.000	1.912.000
2.01.06.02.04	Pension and Medical Benefits	1.909.000	1.912.000
2.01.07	Liabilities associated with non-current Assets Held For Sale and Discontinued	588.000	2.514.000
2.01.07.01	Liabilities associated with Non-current Assets Held For Sale	588.000	2.514.000
2.02	Non-Current Liabilities	362.874.000	321.108.000
2.02.01	Non-current debt and Finance Lease Obligations	284.177.000	249.038.000
2.02.01.01	Non-Current debt	284.001.000	248.867.000
2.02.01.03	Finance Lease Obligations	176.000	171.000
2.02.03	Deferred Income Taxes	28.054.000	23.206.000
2.02.03.01	Deferred Income Tax and Social Contribution	28.054.000	23.206.000
2.02.04	Provisions	50.643.000	48.864.000
2.02.04.01	Provisions for legal proceedings (tax, labor, civil and pension)	3.327.000	2.918.000
2.02.04.02	Other Provisions	47.316.000	45.946.000
2.02.04.02.04	Pension and Medical Benefits	28.864.000	27.541.000
2.02.04.02.05	Provision for decommissioning costs	16.176.000	16.709.000
2.02.04.02.06	Other Provisions	2.276.000	1.696.000
2.03	Consolidated Shareholders' Equity	362.240.000	349.334.000
2.03.01	Share Capital	205.432.000	205.411.000
2.03.02	Capital Reserves	656.000	737.000
2.03.04	Profit Reserves	149.015.000	149.036.000
2.03.05	Retained earnings	10.357.000	−
2.03.06	Accumulated other comprehensive income	(4.760.000)	(7.244.000)
2.03.09	Non-controlling Interests	1.540.000	1.394.000

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Income

(R$ Thousand)

Account Code	Account Description	Current Quarter 04/01/2014 to 06/30/2014	Accumulated of the Current Year 01/01/2014 to 06/30/2014	Same Quarter of the Previous Year 04/01/2013 to 06/30/2013	Accumulated of the Previous Year 01/01/2013 to 06/30/2013
3.01	Sales Revenues	82,298,000	163,843,000	73,626,000	146,162,000
3.02	Cost of Sales	(63,283,000)	(125,374,000)	(54,919,000)	(108,598,000)
3.03	Gross Profit	19,015,000	38,469,000	18,707,000	37,564,000
3.04	Operating Expenses / Income	(10,208,000)	(21,899,000)	(7,211,000)	(16,062,000)
3.04.01	Selling Expenses	(2,772,000)	(5,497,000)	(2,552,000)	(4,847,000)
3.04.02	General and Administrative Expenses	(2,580,000)	(5,140,000)	(2,590,000)	(5,060,000)
3.04.05	Other Operating Expenses	(5,127,000)	(12,055,000)	(2,459,000)	(6,701,000)
3.04.05.01	Other Taxes	(313,000)	(640,000)	(249,000)	(472,000)
3.04.05.02	Research and Development Expenses	(601,000)	(1,193,000)	(594,000)	(1,268,000)
3.04.05.03	Exploration Costs	(1,803,000)	(3,328,000)	(1,207,000)	(2,488,000)
3.04.05.04	Profit Sharing	(312,000)	(648,000)	(235,000)	(648,000)
3.04.05.05	Other Operating Expenses / Income, Net	(2,098,000)	(6,246,000)	(174,000)	(1,825,000)
3.04.06	Share of Profit in Equity-Accounted Investments	271,000	793,000	390,000	546,000
3.05	Net Income Before Financial Results and Income Taxes	8,807,000	16,570,000	11,496,000	21,502,000
3.06	Net Finance Income (Expense)	(940,000)	(1,114,000)	(3,551,000)	(2,161,000)
3.06.01	Finance Income	1,303,000	2,977,000	909,000	1,881,000
3.06.01.01	Finance Income	758,000	1,800,000	909,000	1,881,000
3.06.01.02	Foreign Exchange and Inflation Indexation Charges, Net	545,000	1,177,000	−	−
3.06.02	Finance Expenses	(2,243,000)	(4,091,000)	(4,460,000)	(4,042,000)
3.06.02.01	Finance Expenses	(2,243,000)	(4,091,000)	(1,280,000)	(2,479,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	−	−	(3,180,000)	(1,563,000)
3.07	Net Income Before Income Taxes	7,867,000	15,456,000	7,945,000	19,341,000
3.08	Income Tax and Social Contribution	(2,676,000)	(4,479,000)	(2,266,000)	(5,827,000)
3.08.01	Current	(1,063,000)	(2,183,000)	(1,182,000)	(2,621,000)
3.08.02	Deferred	(1,613,000)	(2,296,000)	(1,084,000)	(3,206,000)
3.09	Net Income from Continuing Operations	5,191,000	10,977,000	5,679,000	13,514,000
3.11	Consolidated Net Income / Loss for the Period	5,191,000	10,977,000	5,679,000	13,514,000
3.11.01	Attributable to Shareholders of Petrobras	4,959,000	10,352,000	6,201,000	13,894,000
3.11.02	Attributable to Non-controlling Interests	232,000	625,000	(522,000)	(380,000)
3.99	Income per Share - (Reais / Share)	−	−	−	−
3.99.01	Basic Income per Share	−	−	−	−
3.99.01.01	Common	0.38000	0.79000	0.48000	1.07000
3.99.01.02	Preferred	0.38000	0.79000	0.48000	1.07000
3.99.02	Diluted Income per Share	−	−	−	−
3.99.02.01	Common	0.38000	0.79000	0.48000	1.07000
3.99.02.02	Preferred	0.38000	0.79000	0.48000	1.07000

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Comprehensive Income

(R$ Thousand)

Account Code	Account Description	Current Quarter 04/01/2014 to 06/30/2014	Accumulated of the Current Year 01/01/2014 to 06/30/2014	Same Quarter of the Previous Year 04/01/2013 to 06/30/2013	Accumulated of the Previous Year 01/01/2013 to 06/30/2013
4.01	Consolidated Net Income for the Period	5,192,000	10,977,000	5,679,000	13,514,000
4.02	Other Comprehensive Income	1,154,000	2,067,000	(3,273,000)	(3,751,000)
4.02.01	Actuarial gains / (losses) on defined benefit pension plans	(1,000)	(1,000)	(11,000)	(11,000)
4.02.03	Cumulative translation adjustments	(1,032,000)	(3,145,000)	2,343,000	1,887,000
4.02.05	Unrealized Gains / (Losses) on Available-for-Sale Securities - Transferred to Profit or Loss	−	−	−	(90,000)
4.02.06	Deferred income tax and social contribution on available-for-sale securities	−	−	−	31,000
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	2,884,000	6,780,000	(8,019,000)	(7,975,000)
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit or Loss	301,000	772,000	10,000	8,000
4.02.09	Deferred income tax and social contribution on Unrealized gains / (losses) on cash flow hedge	(1,082,000)	(2,565,000)	2,714,000	2,714,000
4.02.10	Share of other comprehensive income of equity-accounted investments	84,000	226,000	(310,000)	(315,000)
4.03	Total Comprehensive Income for the Period	6,346,000	13,044,000	2,406,000	9,763,000
4.03.01	Attributable to Shareholders of Petrobras	6,195,000	12,841,000	2,791,000	10,088,000
4.03.02	Attributable to Non-controlling Interests	151,000	203,000	(385,000)	(325,000)

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2014 to 06/30/2014	Accumulated of the Previous Year 01/01/2013 to 06/30/2013
6.01	Net cash provided by operating activities	23,714,000	31,076,000
6.01.01	Cash provided by operating activities	35,173,000	34,981,000
6.01.01.01	Net Income for the Period	10,352,000	13,894,000
6.01.01.02	Non-controlling Interests	625,000	(380,000)
6.01.01.03	Pension and medical benefits (actuarial expense)	2,252,000	2,775,000
6.01.01.04	Share of Profit of Equity-accounted Investments	(793,000)	(546,000)
6.01.01.05	Depreciation, Depletion and Amortization	14,833,000	13,366,000
6.01.01.06	Impairment charges on property, plant and equipment and other assets	473,000	471,000
6.01.01.07	Exploration expenditures written off	2,552,000	1,231,000
6.01.01.08	(Gains) / losses on disposal / write-offs of non-current assets, E&P areas returned and cancelled projects	(313,000)	(1,400,000)
6.01.01.09	Foreign exchange variation, indexation and finance charges	2,896,000	2,364,000
6.01.01.10	Deferred Income Tax, Net	2,296,000	3,206,000
6.01.02	Decrease / (Increase) in assets / Increase/(Decrease) in liabilities	(11,459,000)	(3,905,000)
6.01.02.01	Trade and Other Receivables	(3,190,000)	777,000
6.01.02.02	Inventories	(4,760,000)	(1,637,000)
6.01.02.03	Other Assets	(2,236,000)	(339,000)
6.01.02.04	Trade Payables	157,000	(75,000)
6.01.02.05	Taxes payable	(2,006,000)	(2,493,000)
6.01.02.06	Pension and Medical Benefits	(901,000)	(787,000)
6.01.02.07	Other Liabilities	1,477,000	649,000
6.02	Net cash provided by (used in) investing activities	(37,117,000)	(38,664,000)
6.02.01	Capital Expenditrures	(39,830,000)	(41,610,000)
6.02.02	Investments in investees	(288,000)	(114,000)
6.02.03	Proceeds from disposal of assets (divestment)	1,054,000	3,192,000
6.02.04	Investments in marketable securities	1,306,000	(275,000)
6.02.05	Dividends Received	641,000	143,000
6.03	Net cash provided by financing activities	37,565,000	29,345,000
6.03.01	Non-controlling interests	1,000	(199,000)
6.03.02	Proceeds from long-term financing	64,026,000	61,150,000
6.03.03	Repayment of principal	(11,068,000)	(23,814,000)
6.03.04	Repayment of interest	(6,663,000)	(4,921,000)
6.03.05	Dividends paid	(8,731,000)	(2,871,000)
6.04	Effect of exchange rate changes on cash and cash equivalents	(3,194,000)	1,865,000
6.05	Net increase/ (decrease) in cash and cash equivalents	20,968,000	23,622,000
6.05.01	Cash and cash equivalents at the beginning of the year	37,172,000	27,628,000
6.05.02	Cash and cash equivalents at the end of the period	58,140,000	51,250,000

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2014 to 06/30/2014

(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the beginning of the period	205,411,000	737,000	149,036,000	−	(7,244,000)	347,940,000	1,394,000	349,334,000
5.03	Adjusted Opening Balance	205,411,000	737,000	149,036,000	−	(7,244,000)	347,940,000	1,394,000	349,334,000
5.04	Transactions with owners	21,000	(81,000)	(21,000)	5,000	(5,000)	(81,000)	(57,000)	(138,000)
5.04.01	Capital Increases	21,000	−	(21,000)	−	−	−	−	−
5.04.06	Dividends	−	−	−	−	−	−	(56,000)	(56,000)
5.04.08	Change in Interest in Subsidiaries	−	(81,000)	−	−	−	(81,000)	(1,000)	(82,000)
5.04.09	Realization of the Deemed Cost	−	−	−	5,000	(5,000)	−	−	−
5.05	Total of Comprehensive Income	−	−	−	10,352,000	2,489,000	12,841,000	203,000	13,044,000
5.05.01	Net Income for the Period	−	−	−	10,352,000	−	10,352,000	625,000	10,977,000
5.05.02	Other Comprehensive Income	−	−	−	−	2,489,000	2,489,000	(422,000)	2,067,000
5.07	Balance at the end of the period	205,432,000	656,000	149,015,000	10,357,000	(4,760,000)	360,700,000	1,540,000	362,240,000

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2013 to 06/30/2013

(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the beginning of the period	205,392,000	630,000	134,929,000	−	2,128,000	343,079,000	2,354,000	345,433,000
5.02	Prior period adjustments	−	−	−	(154,000)	(14,504,000)	(14,658,000)	−	(14,658,000)
5.03	Adjusted Opening Balance	205,392,000	630,000	134,929,000	(154,000)	(12,376,000)	328,421,000	2,354,000	330,775,000
5.04	Transactions with owners	19,000	48,000	(19,000)	5,000	(5,000)	48,000	(268,000)	(220,000)
5.04.01	Capital Increases	19,000	−	(19,000)	−	−	−	−	−
5.04.08	Change in Interest in Subsidiaries	−	48,000	−	−	−	48,000	(268,000)	(220,000)
5.04.09	Realization of the Deemed Cost	−	−	−	5,000	(5,000)	−	−	−
5.05	Total of Comprehensive Income	−	−	−	13,894,000	(3,806,000)	10,088,000	(325,000)	9,763,000
5.05.01	Net Income for the Period	−	−	−	13,894,000	−	13,894,000	(380,000)	13,514,000
5.05.02	Other Comprehensive Income	−	−	−	−	(3,806,000)	(3,806,000)	55,000	(3,751,000)
5.07	Balance at the end of the period	205,411,000	678,000	134,910,000	13,745,000	(16,187,000)	338,557,000	1,761,000	340,318,000

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Added Value

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2014 to 06/30/2014	Accumulated of the Previous Year 01/01/2013 to 06/30/2013
7.01	Sales Revenues	243,743,000	223,845,000
7.01.01	Sales of Goods and Services	198,256,000	178,477,000
7.01.02	Other Revenues	5,339,000	5,663,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	40,357,000	39,703,000
7.01.04	Allowance / Reversal for Impairment of Trade Receivables	(209,000)	2,000
7.02	Inputs Acquired from Third Parties	(134,185,000)	(117,154,000)
7.02.01	Cost of Sales	(75,222,000)	(59,529,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(44,968,000)	(45,773,000)
7.02.03	Impairment charges / reversals of Assets	(473,000)	(471,000)
7.02.04	Others	(13,522,000)	(11,381,000)
7.03	Gross Added Value	109,558,000	106,691,000
7.04	Retentions	(14,833,000)	(13,366,000)
7.04.01	Depreciation, Amortization and Depletion	(14,833,000)	(13,366,000)
7.05	Net Added Value Produced	94,725,000	93,325,000
7.06	Transferred Added Value	2,735,000	2,431,000
7.06.01	Share of Profit of Equity-accounted Investments	793,000	546,000
7.06.02	Finance Income	1,800,000	1,881,000
7.06.03	Others	142,000	4,000
7.07	Total Added Value to be Distributed	97,460,000	95,756,000
7.08	Distribution of Added Value	97,460,000	95,756,000
7.08.01	Employee compensation	16,089,000	13,036,000
7.08.01.01	Salaries	11,940,000	8,743,000
7.08.01.02	Fringe Benefits	3,543,000	3,750,000
7.08.01.03	Unemployment benefits (FGTS)	606,000	543,000
7.08.02	Taxes and contributions	55,846,000	53,800,000
7.08.02.01	Federal	33,114,000	33,208,000
7.08.02.02	State	22,546,000	20,465,000
7.08.02.03	Municipal	186,000	127,000
7.08.03	Return on third-party capital	14,548,000	15,406,000
7.08.03.01	Interest	7,247,000	7,743,000
7.08.03.02	Rental expenses	7,301,000	7,663,000
7.08.04	Return on Shareholders' Equity	10,977,000	13,514,000
7.08.04.03	Retained Earnings (losses) for The Period	10,352,000	13,894,000
7.08.04.04	Non-controlling Interests	625,000	(380,000)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

1.            The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is dedicated, directly or through its subsidiaries (referred to jointly as “Petrobras” or “the Company”) to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as any other correlated or similar activities. The Company’s head office is located in Rio de Janeiro – RJ, Brazil.

2.            Basis of preparation of interim financial information

The consolidated interim financial information is being presented in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and also in accordance with the accounting practices adopted in Brazil for interim financial reporting (CPC 21 - R1).

The individual interim financial information has been prepared and is being presented in accordance with the accounting practices adopted in Brazil for interim financial reporting (CPC 21 - R1) and does not differ from the consolidated information, except for the maintenance of the noncurrent deferred charges account, as established in CPC 43 (R1) – First-time adoption of Brazilian Accounting Pronouncements. The reconciliation between the parent company’s and the consolidated shareholders’ equity and net income is presented in Note 3.1.

This interim financial information presents the significant changes which occurred in the period, avoiding repetition of certain notes to the financial statements previously reported, and presents the consolidated information, considering Management’s understanding that the consolidated information provides a more comprehensive view of the Company’s financial position and operational performance, along with some individual information of the parent company. Hence it should be read together with the Company’s annual financial statements for the year ended December 31, 2013, which include the full set of notes.

This interim financial information was authorized for issue by the Company’s Board of Directors in a meeting held on August 8, 2014.

2.1.       Accounting estimates

The preparation of the interim financial information requires the use of estimates and assumptions for certain assets, liabilities and other transactions. These estimates include: oil and gas reserves, pension and medical benefits liabilities, depreciation, depletion and amortization, decommissioning costs, provisions for legal proceedings, fair value of financial instruments, present value adjustments of trade receivables and payables from relevant transactions, and income tax and social contribution on net income (CSLL). Even though our management uses assumptions and judgments that are periodically reviewed, the actual results could differ from these estimates.

3.            Basis of consolidation

The consolidated interim financial information includes the quarterly information of Petrobras, its subsidiaries, joint operations and consolidated structured entities.

There were no significant changes in the consolidated entities in the six-month period ended June 30, 2014.

The main disposal of assets and legal mergers are set out in note 9.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

3.1.       Reconciliation between shareholders’ equity and net income for the parent company and consolidated

	Shareholders' equity		Net income
	06.30.2014	12.31.2013	Jan-Jun 2014	Jan-Jun 2013
Consolidated - IFRS	362,240	349,334	10,977	13,514
Non-controlling Interests	(1,540)	(1,394)	(625)	380
Deferred Expenses, Net of Income Tax	151	200	(49)	(98)
Parent company - Brazilian Accounting Standards (CPC)	360,851	348,140	10,303	13,796

4.            Accounting policies

The same accounting policies and methods of computation were followed in these consolidated and individual interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2013.

5.            Cash and cash equivalents

	Consolidated
	06.30.2014	12.31.2013
Cash at bank and in hand	1,309	2,227
Short-term financial investments
- In Brazil
Single-member funds (Interbank Deposit) and other short-term deposits	7,640	8,182
Other investment funds	89	125
	7,729	8,307
- Abroad	49,102	26,638
Total short-term financial investments	56,831	34,945
Total cash and cash equivalents	58,140	37,172

6.            Marketable securities

	Consolidated
	06.30.2014	12.31.2013
Trading securities	8,223	9,085
Available-for-sale securities	29	39
Held-to-maturity securities	283	284
	8,535	9,408
Current	8,236	9,101
Non-current	299	307

Trading securities refer mainly to investments in government bonds that have maturities of more than 90 days. These assets are classified as current assets due to the expectation of their realization in the short term.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

7.            Trade and other receivables

7.1.       Trade and other receivables, net

	Consolidated
	06.30.2014	12.31.2013
Trade receivables
Third parties	22,647	23,067
Related parties (Note 17)
Investees	2,063	1,542
Receivables from the electricity sector	7,256	5,050
Petroleum and alcohol accounts - Federal Government	839	836
Other receivables	6,671	6,066
	39,476	36,561
Provision for impairment of trade receivables	(3,404)	(3,293)
	36,072	33,268
Current	23,412	22,652
Non-current	12,660	10,616

7.2.       Changes in the provision for impairment of trade receivables

	Consolidated
	06.30.2014	12.31.2013
Opening balance	3,293	2,967
Additions (*) (**)	288	470
Write-offs (*)	(177)	(144)
Closing balance	3,404	3,293
Current	2,061	1,873
Non-current	1,343	1,420

(*) Includes foreign exchange differences arising from the translation of the provision for impairment of trade receivables of companies abroad.
(**) Amounts recognized in profit or loss as selling expenses.

7.3.       Trade and other receivables overdue - Third parties

	Consolidated
	06.30.2014	12.31.2013
Up to 3 months	1,039	1,968
From 3 to 6 months	598	558
From 6 to 12 months	1,210	857
More than 12 months	4,688	3,974
	7,535	7,357

As of June 30, 2014, the balance of trade and other receivables past due includes R$ 2,577 from Companhia de Gás do Amazonas - Cigás (R$ 1,597 as of December 31, 2013) related to natural gas sales in the state of Amazonas. Negotiation regarding payment of the receivables past due is underway.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

8.            Inventories

	Consolidated
	06.30.2014	12.31.2013
Crude Oil	16,951	13,702
Oil Products	11,863	11,679
Intermediate products	2,288	2,165
Natural Gas and LNG (*)	1,204	939
Biofuels	526	370
Fertilizers	46	60
	32,878	28,915
Materials, supplies and others	4,670	4,532
	37,548	33,447
Current	37,408	33,324
Non-current	140	123

(*) Liquid Natural Gas

Consolidated inventories are presented net of an R$ 86 allowance reducing inventories to net realizable value    (R$ 205 as of December 31, 2013), mainly due to the volatility of international prices of crude oil and oil products. The amounts recognized in profit or loss, as other operating expenses are set out in note 23.

A portion of the crude oil and/or oil products inventories have been pledged as security for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in the amount of R$ 7,415 (R$ 6,972 as of December 31, 2013), as set out in note 20.

9.            Disposal of assets and legal mergers

9.1.       Disposal of assets

Brasil PCH

On June 14, 2013, Petrobras entered into an agreement with Cemig Geração e Transmissão S.A. (which further assigned the sale and purchase contract to Chipley SP Participações) for the disposal of its entire equity interest in Brasil PCH S.A., equivalent to 49% of its voting stock, for a consideration of R$ 650, excluding contractual price adjustments.

On February 14, 2014, the remaining conditions precedent for this transaction were met and the disposal was concluded for a total amount of R$ 711, including contractual price adjustments. A gain of R$ 646 before taxes was recognized as other operating income (expenses).

Innova S.A.

On August 16, 2013, the Board of Directors of Petrobras approved the disposal of 100% of the share capital of Innova S.A. to Videolar S.A. and its controlling shareholder, at a consideration of R$ 870, subject to price adjustment before the transaction is concluded.

The transaction was approved in a Shareholders’ Extraordinary General Meeting held on September 30, 2013 and its conclusion is subject to certain conditions, including the approval by Conselho Administrativo de Defesa Econômica – CADE.

Due to the pending conditions precedent for conclusion of this transaction, the assets and associated liabilities involved in this transaction were classified as held for sale.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Petrobras Colombia Limited (PEC)

On September 13, 2013, the Board of Directors of Petrobras approved the disposal of 100% of the share capital of Petrobras Colombia Limited (PEC), a subsidiary of Petrobras International Braspetro B.V. (PIB BV), to Perenco Colombia Limited, for a consideration of U.S.$ 380 million, subject to price adjustment until the closing of the transaction.

On April 30, 2014 the transaction was concluded, the respective assets and liabilities were transferred to Perenco and a US$ 101 million gain was recognized as other operating income. This gain is subject to price adjustment, as set out in the agreement.

Petrobras Energia Peru. S.A.

On November 13, 2013, the Board of Directors of Petrobras approved the disposal of 100% of Petrobras Energia Peru S.A. by Petrobras de Valores Internacional de España S.L. – PVIE and Petrobras International Braspetro B.V.  – PIB BV to China National Petroleum Corporation (CNPC),  for U.S.$ 2,647 million, subject to price adjustment until the transaction is concluded.

The transaction is subject to certain conditions precedent, including approval by the Chinese and Peruvian governments, as well as compliance with the procedures under their "Joint Operating Agreement (JOA)", where applicable.

Due to the pending conditions precedent for the conclusion of this transaction, the assets and corresponding liabilities were classified as held for sale.

UTE Norte Fluminense

On April 11, 2014 Petrobras disposed of its 10% interest in Usina Termelétrica Norte Fluminense (UTE - NF) to the Électricité de France (EDF) group for R$ 182, recognizing a R$ 83 gain as other operating income. There is no condition precedent regarding approval by Brazilian authorities.

9.2.       Assets classified as held for sale

Assets classified as held for sale and associated liabilities, classified under the Company’s current assets and current liabilities are comprised of the following items and business segments:

						Consolidated
					06.30.2014	12.31.2013
	Exploration and Production	Refining, Transport. & Marketing	International	Others	Total	Total
Assets classified as held for sale
Property, plant and equipment	114	280	2,957	1	3,352	4,169
Trade receivables	−	210	57	−	267	318
Inventories	−	211	22	−	233	283
Investments	−	23	23	−	46	126
Cash and Cash Equivalents	−	4	81	−	85	283
Others	−	72	168	−	240	459
	114	800	3,308	1	4,223	5,638

Liabilities on assets classified as held for sale
Trade Payables	−	(67)	(42)	−	(109)	(383)
Provision for decommissioning costs	−	−	(21)	−	(21)	(70)
Non-current debt	−	(44)	−	−	(44)	(1,434)
Others	−	(63)	(351)	−	(414)	(627)
	−	(174)	(414)	−	(588)	(2,514)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

9.3.       Legal mergers

On April 2, 2014, the Shareholders’ Extraordinary General Meeting of Petrobras approved the following mergers of subsidiaries into Petrobras, which did not increase share capital or required any additional paid in capital: Termoaçu S.A., Termoceará Ltda. e Companhia Locadora de Equipamentos Petrolíferos – CLEP.

The objective of these mergers is to simplify the corporate structure of the Company, reduce costs and capture synergies. These mergers did not affect the consolidated financial statements.

10.          Investments

10.1.   Investments in subsidiaries, joint ventures, joint operations and associates(Parent Company)

	06.30.2014	12.31.2013
Subsidiaries:
Petrobras Netherlands B.V. - PNBV	30,923	29,631
Petrobras Distribuidora S.A. - BR	12,492	11,767
Transportadora Associada de Gás S.A. - TAG (*)	8,446	−
Petrobras Transporte S.A. - Transpetro	4,684	4,666
Companhia Integrada Têxtil de Pernambuco S.A. - Citepe	3,370	2,504
Petrobras Logística de Exploração e Produção S.A. - PB-LOG	3,334	3,351
Petrobras Internacional Braspetro - PIB BV	2,940	3,837
Petrobras Gás S.A. - Gaspetro (*)	2,676	10,633
Petrobras Biocombustível S.A. - PBIO	2,028	2,121
Companhia Petroquímica de Pernambuco S.A. - PetroquímicaSuape	1,451	1,499
Liquigás Distribuidora S.A. - Liquigás	878	859
Termomacaé Ltda	741	747
Araucária Nitrogenados S.A.	740	789
Breitener Energética S.A. - Breitener	493	475
5283 Participações Ltda	392	518
Termobahia S.A.	384	429
Petrobras Comerc. de Energia Ltda - PBEN	362	301
Arembepe S.A.	342	314
Companhia Locadora de Equipamentos Petrolíferos S.A. - CLEP (note 9.3)	−	1,530
Termoaçu S.A. (note 9.3)	−	666
Termoceará Ltda (note 9.3)	−	334
Other subsidiaries	799	871
Joint operations	192	218
Joint ventures	761	374
Associates	3,813	3,481
	82,241	81,915

Goodwill	3,246	3,125
Unrealized profits - Parent company	(2,313)	(1,570)
Other investments	26	27
Total investments	83,200	83,497

(i) From the second quarter of 2014, TAG ceased to be a subsidiary of Gaspetro and became a direct subsidiary of Petrobras.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

10.2.   Investments in joint ventures and associates (Consolidated)

	06.30.2014	12.31.2013
Investments measured using equity method
Braskem S.A.	5,373	5,157
Petrobras Oil & Gas B.V - PO&G	3,779	3,999
State-controlled Natural Gas Distributors	1,300	1,248
Guarani S.A.	1,203	1,194
Petroritupano S.A.	433	464
Nova Fronteira Bioenergia S.A.	414	399
Petrowayu S.A.	405	433
Other petrochemical investees	206	196
UEG Araucária Ltda	187	138
Transierra S.A.	162	159
Petrokariña S.A.	145	155
Other associates	2,012	2,021
	15,619	15,563
Other investees	50	52
	15,669	15,615

10.3.   Investments in listed companies

	Thousand-share lot			Quoted stock exchange prices (R$ per share)		Market value
Company	06.30.2014	12.31.2013	Type	06.30.2014	12.31.2013	06.30.2014	12.31.2013
Indirect subsidiary
Petrobras Argentina	1,356,792	1,356,792	Common	1.77	1.87	2,402	2,537
						2,402	2,537

Associate
Braskem	212,427	212,427	Common	11.25	16.50	2,390	3,505
Braskem	75,793	75,793	Preferred A	14.09	21.00	1,068	1,592
						3,458	5,097

The market value of these shares does not necessarily reflect the realizable value of a large block of shares.

Braskem S.A. - Investment in publicly traded associate:

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. The quoted market value as of June 30, 2014, was R$ 3,458, based on the quoted values of both Petrobras’ share in common stock (47% of the outstanding shares), and preferred stock (22% of the outstanding shares). However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold only approximately 3% of the common shares.

In addition, given the operational relationship between Petrobras and Braskem, the recoverable amount of the investment, for impairment testing purposes, was determined based on value in use, considering the Company’s share of the future cash flows projected for Braskem. As the recoverable amount was higher than the carrying amount, no impairment losses were recognized for this investment.

The main assumptions on which cash flow projections were based to determine Braskem‘s value in use are set out in note 14 to our audited consolidated financial statements for the year ended December 31, 2013.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

11.        Property, plant and equipment

11.1.   By class of assets

	Consolidated					Parent Company
	Land, buildings and improvements	Equipment and other assets	Assets under construction (*)	Exploration and development costs (oil and gas producing properties)	Total	Total
Balance at January 1, 2013	16,684	166,972	166,878	68,182	418,716	279,824
Additions	148	3,870	78,156	1,408	83,582	62,974
Additions to / review of estimates of decommissioning costs	−	−	−	(1,431)	(1,431)	(1,958)
Capitalized borrowing costs	−	−	8,474	−	8,474	6,514
Business combinations	39	70	36	−	145	−
Write-offs	(9)	(261)	(5,285)	(55)	(5,610)	(4,550)
Transfers (***)	2,605	51,603	(64,706)	58,516	48,018	80,642
Depreciation, amortization and depletion	(1,115)	(16,241)	−	(10,643)	(27,999)	(21,028)
Impairment - recognition (****)	−	(26)	(13)	(193)	(232)	(119)
Impairment - reversal (****)	−	112	−	165	277	268
Cumulative translation adjustment	79	5,682	3,300	879	9,940	−
Balance at December 31, 2013	18,431	211,781	186,840	116,828	533,880	402,567
Cost	25,134	312,427	186,840	180,654	705,055	531,928
Accumulated depreciation, amortization and depletion	(6,703)	(100,646)	−	(63,826)	(171,175)	(129,361)
Balance at December 31, 2013	18,431	211,781	186,840	116,828	533,880	402,567
Additions	15	1,741	35,605	373	37,734	30,548
Additions to / review of estimates of decommissioning costs	−	−	−	(45)	(45)	−
Capitalized borrowing costs	−	−	4,322	−	4,322	3,987
Write-offs	(18)	(62)	(3,145)	(152)	(3,377)	(2,984)
Transfers	2,659	16,257	(24,560)	12,760	7,116	6,528
Depreciation, amortization and depletion	(658)	(8,698)	−	(5,246)	(14,602)	(10,807)
Cumulative translation adjustment	(89)	(3,664)	(1,152)	(788)	(5,693)	−
Balance at June 30, 2014	20,340	217,355	197,910	123,730	559,335	429,839
Cost	27,644	323,249	197,910	191,939	740,742	569,412
Accumulated depreciation, amortization and depletion	(7,304)	(105,894)	−	(68,209)	(181,407)	(139,573)
Balance at June 30, 2014	20,340	217,355	197,910	123,730	559,335	429,839

Weighted average of useful life in years	25 (25 to 40) (except land)	20 (3 to 31) (**)		Units of production method

(*) See note 27 for assets under construction by business area.
(**) Includes exploration and production assets depreciated based on the units of production method.

(***) Includes the amount of R$ 50,389, reclassified from Intangible Assets to Property, Plant and Equipment as a result of the declaration of commerciality of areas of the Assignment Agreement (Franco and Sul de Tupi).

(****) Impairment charges and reversals are recognized in profit or loss as other operating expenses.

As of June 30, 2014, consolidated and parent company property, plant and equipment includes assets under finance leases of R$ 194 and R$ 9,270, respectively (R$ 202 and R$ 10,738 at December 31, 2013).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

12.        Intangible assets

12.1.   By class of assets

	Consolidated					Parent Company
		Softwares
	Rights and concessions	Acquired	Developed in-house	Goodwill from expectations of future profitability	Total	Total
Balance at January 1, 2013	78,702	386	1,178	941	81,207	77,349
Additions	6,665	72	278	−	7,015	6,862
Capitalized borrowing costs	−	−	26	−	26	26
Write-offs	(171)	(3)	(7)	−	(181)	(138)
Transfers (**)	(50,467)	(30)	(26)	(39)	(50,562)	(50,474)
Amortization	(82)	(99)	(287)	−	(468)	(336)
Impairment - reversal (***)	(1,139)	−	−	−	(1,139)	−
Cumulative translation adjustment	182	6	−	35	223	−
Balance at December 31, 2013	33,690	332	1,162	937	36,121	33,289
Cost	34,680	1,423	3,379	937	40,419	36,118
Accumulated amortization	(990)	(1,091)	(2,217)	−	(4,298)	(2,829)
Balance at December 31, 2013	33,690	332	1,162	937	36,121	33,289
Additions	178	44	115	−	337	277
Capitalized borrowing costs	−	−	10	−	10	10
Write-offs	(200)	−	(25)	−	(225)	(201)
Transfers	5	14	(3)	−	16	2
Amortization	(42)	(71)	(118)	−	(231)	(167)
Impairment - reversal (***)	15	−	−	−	15	−
Cumulative translation adjustment	(66)	(2)	(1)	(16)	(85)	−
Balance at June 30, 2014	33,580	317	1,140	921	35,958	33,210
Cost	34,556	1,494	3,472	921	40,443	36,236
Accumulated amortization	(976)	(1,177)	(2,332)	−	(4,485)	(3,026)
Balance at June 30, 2014	33,580	317	1,140	921	35,958	33,210
Estimated useful life - years	(*)	5	5	Indefinite

(*) See note 3.9 (Intangible assets) of the financial statements of December 31, 2013.

(**) Includes the amount of R$ 50,389, reclassified from Intangible Assets to Property, Plant and Equipment as a result of the declaration of commerciality of areas of the Assignment Agreement (Franco and Sul de Tupi).

(***) Impairment charges and reversals are recognized in profit or loss as other operating expenses.

12.2.   Concession for exploration of oil and natural gas - Assignment Agreement (“Cessão Onerosa”)

As of June 30, 2014, the Company’s intangible assets include R$ 24,419 (R$ 24,419 at December 31, 2013) related to the Assignment Agreement, net of amounts paid as signature bonuses for Franco (now Campo de Búzios) and Sul de Tupi (now Campo de Sul de Lula) which have been transferred to property, plant and equipment, as set out in note 13.1 to the Company’s financial statements for the period ended December 31, 2013.

Petrobras, the Federal Government (assignor) and the Agência Nacional de Petróleo, Gás Natural e  Biocombustíveis - ANP (regulator and inspector) entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in blocks in the pre-salt area (Franco, Florim, Nordeste de Tupi, Entorno de Iara, Sul de Guará and Sul de Tupi), limited to the production of five billion barrels of oil equivalent in up to 40 (forty) years and renewable for a further 5 (five) years subject to certain conditions.

The agreement establishes that, immediately after the declaration of commerciality for each area, the review procedures, which must be based on independent technical appraisal reports, will commence. The review of the Assignment Agreement will be concluded after the date of the last declaration of commerciality.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

If the review determines that the value of acquired rights is greater than initially paid, the Company may be required to pay the difference to the Federal Government, or may proportionally reduce the total volume of barrels acquired under the agreement. If the review determines that the value of the acquired rights is lower than initially paid by the Company, the Federal Government will reimburse the Company for the difference by delivering cash or bonds, subject to budgetary regulations.

Once the effects of the aforementioned review become probable and can be reliably measured, the Company will make the respective adjustments to the purchase prices of the rights.

The agreement also establishes a compulsory exploration program for each of the blocks and minimum commitments related to the acquisition of goods and services from Brazilian suppliers in the exploration and development stages, which will be subject to certification by the ANP. In the event of non-compliance, the ANP may apply administrative sanctions pursuant to the terms in the agreement.

Based on drilling results obtained so far, expectations regarding the production potential of the areas are being confirmed and the Company will continue to develop its investment program and activities as established in the agreement.

13.        Exploration for and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas from obtaining the legal rights to explore a specific area until the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs), are set out in the table below:

	Consolidated
Exploratory costs recognized in Assets (*)	06.30.2014	12.31.2013
Property, plant and equipment
Opening balance	20,619	21,760
Additions	5,081	10,680
Write offs	(1,586)	(2,754)
Transfers	(1,184)	(9,056)
Cumulative translation adjustment	(18)	(11)
Closing balance	22,912	20,619
Intangible Assets (**)	32,395	32,516
Total Exploratory Costs Capitalized	55,307	53,135

(*) Amounts capitalized and subsequently expensed in the same period have been excluded from the table above.
(**) The balance of intangible assets comprises mainly the amounts related to the Assignment Agreement (note 12.2).

 Exploration costs recognized in profit or loss and cash used in oil and gas exploration and evaluation activities are set out in the table below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
Exploration costs recognized in profit or loss	Jan-Jun/2014	Jan-Jun/2013
Geological and geophysical expenses	714	1,121
Exploration expenditures written off (includes dry wells and signature bonuses)	2,552	1,231
Other exploration expenses	62	76
Total expenses	3,328	2,428

	Consolidated
Cash used in activities	Jan-Jun/2014	Jan-Jun/2013
Operating activities	776	1,389
Investment activities	5,871	5,895
Total cash used	6,647	7,284

14.        Trade payables

	Consolidated
	06.30.2014	12.31.2013
Current liabilities
Third parties
In Brazil	11,342	12,523
Abroad	14,544	14,198
Related parties (note 17)	1,665	1,201
	27,551	27,922

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

15.            Finance debt

	Consolidated
	Export Credit Agency	Banking Market	Capital Markets	Others	Total
Non-current
In Brazil
Opening balance at January 1, 2013	−	63,301	2,564	130	65,995
Cumulative translation adjustment (CTA)	−	(6)	−	−	(6)
Additions (new funding obtained)	−	22,576	512	−	23,088
Interest incurred during the period	−	185	35	7	227
Foreign exchange/inflation indexation charges	−	3,257	117	4	3,378
Transfer from long term to short term	−	(21,348)	(391)	(27)	(21,766)
Transfer to liabilities associated with assets classified as held for sale	−	(30)	−	−	(30)
Balance at December 31, 2013	−	67,935	2,837	114	70,886
Abroad
Opening balance at January 1, 2013	10,310	39,816	63,412	1,285	114,823
Cumulative translation adjustment (CTA)	1,032	5,134	12,825	155	19,146
Additions (new funding obtained)	3,359	19,803	23,713	188	47,063
Interest incurred during the period	2	30	77	17	126
Foreign exchange/inflation indexation charges	343	1,926	605	64	2,938
Transfer from long term to short term	(1,447)	(2,826)	(902)	(91)	(5,266)
Transfer to liabilities associated with assets classified as held for sale	−	(849)	−	−	(849)
Balance at December 31, 2013	13,599	63,034	99,730	1,618	177,981
Total balance at December 31, 2013	13,599	130,969	102,567	1,732	248,867

Non-current
In Brazil
Opening balance at January 1, 2014	−	67,935	2,837	114	70,886
Cumulative translation adjustment (CTA)	−	(8)	−	−	(8)
Additions (new funding obtained)	−	8,588	800	−	9,388
Interest incurred during the period	−	232	32	−	264
Foreign exchange/inflation indexation charges	−	(1,258)	65	2	(1,191)
Transfer from long term to short term	−	(1,765)	(130)	(10)	(1,905)
Balance at June 30, 2014	−	73,724	3,604	106	77,434
Abroad
Opening balance at January 1, 2014	13,599	63,034	99,730	1,618	177,981
Cumulative translation adjustment (CTA)	(611)	(3,570)	(7,760)	(70)	(12,011)
Additions (new funding obtained)	665	14,898	32,542	−	48,105
Interest incurred during the period	4	24	55	9	92
Foreign exchange/inflation indexation charges	(184)	(1,277)	218	(20)	(1,263)
Transfer from long term to short term	(988)	(2,309)	(2,979)	(61)	(6,337)
Balance at June 30, 2014	12,485	70,800	121,806	1,476	206,567
Total balance at June 30, 2014	12,485	144,524	125,410	1,582	284,001

	Consolidated
Current	06.30.2014	12.31.2013
Short term debt	7,827	8,560
Current portion of long term debt	12,422	7,304
Accrued interest	3,246	2,880
	23,495	18,744

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

15.1.   Summarized information on current and non-current finance debt

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 30.

	Consolidated
Maturity in	2014	2015	2016	2017	2018	2019 and onwards	Total (*)	Fair value

Financing in Brazilian Reais (BRL):	1,568	3,723	7,310	6,065	6,365	36,955	61,986	56,117
Floating rate debt	1,130	2,578	6,246	4,512	5,020	28,834	48,320
Fixed rate debt	438	1,145	1,064	1,553	1,345	8,121	13,666
Average interest rate	5.7%	8.1%	9.7%	8.9%	9.1%	9.3%	9.1%
Financing in U.S. Dollars (USD):	12,972	10,849	19,766	19,248	24,730	105,048	192,613	195,997
Floating rate debt	10,397	8,016	9,470	8,037	19,505	44,346	99,771
Fixed rate debt	2,575	2,833	10,296	11,211	5,225	60,702	92,842
Average interest rate	3.3%	2.5%	3.1%	3.0%	3.1%	4.2%	3.7%

Financing in BRL indexed to USD:	467	169	860	1,541	1,538	15,002	19,577	21,904
Floating rate debt	13	32	41	40	37	135	298
Fixed rate debt	454	137	819	1,501	1,501	14,867	19,279
Average interest rate	4.8%	3.6%	6.7%	6.4%	6.4%	7.3%	7.0%

Financing in Pound Sterling (£):	227	−	−	−	−	6,471	6,698	6,596
Floating rate debt	−	−	−	−	−	−	−
Fixed rate debt	227	−	−	−	−	6,471	6,698
Average interest rate	6.2%	−	−	−	−	6.2%	6.2%

Financing in Japanese Yen (¥):	1,250	135	1,021	247	225	−	2,878	2,870
Floating rate debt	225	112	224	224	224	−	1,009
Fixed rate debt	1,025	23	797	23	1	−	1,869
Average interest rate	0.9%	0.8%	1.8%	0.8%	0.7%	−	1.2%

Financing in Euro (€):	391	25	21	21	8,269	14,986	23,713	25,065
Floating rate debt	14	19	19	19	19	523	613
Fixed rate debt	377	6	2	2	8,250	14,463	23,100
Average interest rate	4.0%	2.8%	2.5%	2.5%	3.7%	4.2%	4.0%

Financing in other currencies:	22	3	6	−	−	−	31	31
Floating rate debt	−	−	−	−	−	−	−
Fixed rate debt	22	3	6	−	−	−	31
Average interest rate	12.8%	15.3%	15.3%	−	−	−	13.5%

Total as of June 30, 2014	16,897	14,904	28,984	27,122	41,127	178,462	307,496	308,580
Total Average interest rate	3.4%	3.9%	4.8%	4.5%	4.3%	5.6%	5.0%

Total as of December 31, 2013	18,744	17,017	29,731	20,331	37,598	144,190	267,611	269,956

* The average maturity of outstanding debt at June 30, 2014 is 6.48 years.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

15.2.      Weighted average capitalization rate for borrowing costs

The weighted average interest rate, of the costs applicable to borrowings that are outstanding, applied over the balance of assets under construction for capitalization of borrowing costs was 4.4% p.a. in the first half of 2014 (4.1% p.a. in the first half of 2013).

15.3.   Funding – Outstanding balance

Company	Available (Line of Credit)	Used	Balance

Abroad (Amount in US$ million)
PGT	1,000	700	300
Petrobras	2,500	530	1,970

In Brazil
Transpetro (*)	10,007	2,228	7,779
Petrobras	14,303	12,099	2,204
PNBV	9,878	447	9,431
Liquigás	141	129	12

(*) Purchase and sale agreements for 46 vessels and 20 convoys were signed with six Brazilian shipyards in the amount of R$ 11,116. Three contracts related to bunker-type vessels were rescinded in the amount of R$ 110 with the company Superpesa Industrial Ltda.

15.4.   Guarantees

Financial institutions do not require Petrobras to provide guarantees related to loans and financing, except for certain specific funding instruments to promote development, which are collateralized by tangible assets. Petrobras guarantees financial transactions carried out by subsidiaries, as set out in note 17.3 ("Guarantees Granted").

The loans obtained by structured entities are collateralized by the project’s assets, liens on receivables and shares of the structured entities.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

16.        Leases

16.1.   Future minimum lease payments / receipts – finance leases

	Consolidated
	Minimum receipts	Minimum payments
2014	282	44
2015 - 2018	1,573	188
2019 and thereafter	4,042	636
Estimated lease receipts/payments	5,897	868
Less Interest expense (annual)	(2,570)	(652)
Present value of the lease receipts/ payments	3,327	216

2014	158	27
2015 - 2018	889	100
2019 and thereafter	2,280	89
Present value of the lease receipts/ payments	3,327	216
Current	114	40
Non-current	3,213	176
As of June 30, 2014	3,327	216
Current	135	38
Non-current	3,428	171
As of December 31, 2013	3,563	209

16.2.   Future minimum lease payments - operating leases

Operating leases mainly include oil and gas production units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and building leases.

Consolidated
2014	21,977
2015 - 2018	64,691
2019 and thereafter	28,117
As of June 30, 2014	114,785
As of December 31, 2013	122,027

In the first half of 2014, the Company paid R$ 12,040 (R$ 11,359 in the first half of 2013) for consolidated operating lease installments, recognized as a period expense.

17.        Related parties

17.1.   Commercial transactions and other operations

The Company carries out commercial transactions with its subsidiaries, joint arrangements, consolidated structure entities and associates at normal market prices and market conditions. As of June 30, 2014 and December 31, 2013, no losses were recognized on the statement of financial position for related party accounts receivable.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

17.1.1.    By transaction

	Parent Company
	Jan-Jun/2014	06.30.2014
		Assets			Liabilities
	Profit or Loss	Current	Non-current	Total	Current	Non-current	Total
Profit or Loss
Revenues (mainly sales revenues)	74,597
Foreign exchange and inflation indexation charges, net	930
Financial income (expenses), net	(2,130)
Assets
Trade and other receivables		9,770	1,646	11,416
Trade and other receivables (mainly from sales)		8,679	−	8,679
Dividends receivable		766	−	766
Intercompany loans		−	268	268
Capital increase (advance)		−	475	475
Related to construction of natural gas pipeline		−	784	784
Other operations		325	119	444
Liabilities
Finance leases					(1,441)	(4,707)	(6,148)
Financing on credit operations					(3,443)	(1,659)	(5,102)
Intercompany loans					−	(25,182)	(25,182)
Prepayment of exports					(18,202)	(32,040)	(50,242)
Accounts payable to suppliers					(14,483)	−	(14,483)
Purchases of crude oil, oil products and others					(10,077)	−	(10,077)
Affreightment of platforms					(3,665)	−	(3,665)
Advances from clients					(708)	−	(708)
Others					(33)	−	(33)
Other operations					−	(90)	(90)
As of June 30, 2014	73,397	9,770	1,646	11,416	(37,569)	(63,678)	(101,247)
Jan-Jun/2013	62,050
As of December 31, 2013		9,020	2,364	11,384	(36,098)	(46,071)	(82,169)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

17.1.2.  By company

	Parent Company
	Jan-Jun/2014	06.30.2014
		Assets			Liabilities
	Profit or Loss	Current	Non-current	Total	Current	Non-current	Total
Subsidiaries (*)
BR Distribuidora	45,463	1,823	20	1,843	(279)	(20)	(299)
PIB-BV Holanda	10,700	3,263	83	3,346	(27,937)	(58,881)	(86,818)
Gaspetro	4,618	1,166	784	1,950	(357)	−	(357)
PNBV	615	970	20	990	(4,479)	−	(4,479)
Transpetro	371	959	−	959	(841)	−	(841)
Fundo de Investimento Imobiliário	(108)	−	−	−	(223)	(1,288)	(1,511)
PetroquímicaSuape	−	24	250	274	−	−	−
Thermoelectrics	(109)	25	219	244	(87)	(1,042)	(1,129)
TAG	89	146	−	146	(1,271)	−	(1,271)
CITEPE	−	18	157	175	−	−	−
Cia Locadora de Equipamentos Petrolíferos	(27)	−	−	−	−	−	−
Other subsidiaries	2,507	835	108	943	(524)	−	(524)
	64,119	9,229	1,641	10,870	(35,998)	(61,231)	(97,229)
Structured Entities
Nova Transportadora do Nordeste - NTN	(54)	111	−	111	(392)	−	(392)
Nova Transportadora do Sudeste - NTS	(25)	78	−	78	(357)	−	(357)
CDMPI	(16)	−	−	−	(237)	(1,563)	(1,800)
PDET Off Shore	(31)	−	−	−	(172)	(814)	(986)
	(126)	189	−	189	(1,158)	(2,377)	(3,535)
Associates
Companies from the petrochemical sector	9,395	352	−	352	(346)	(70)	(416)
Other associates	9	−	5	5	(67)	−	(67)
	9,404	352	5	357	(413)	(70)	(483)
	73,397	9,770	1,646	11,416	(37,569)	(63,678)	(101,247)

(*) Includes its subsidiaries and joint ventures.

17.1.3.    Annual rates for intercompany loans

	Parent Company
	Assets		Liabilities
	06.30.2014	12.31.2013	06.30.2014	12.31.2013
Up to 5%	−	−	(3,924)	(4,288)
From 5.01% to 7%	3	−	(19,526)	(20,267)
From 7.01% to 9%	78	−	(1,732)	(1,719)
More than 9.01%	187	279	−	−
	268	279	(25,182)	(26,274)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

17.2.   Non standardized receivables investment fund (FIDC-NP)

The Parent Company invests in the non-standardized receivables investment fund (FIDC-NP), which comprises mainly receivables and non-performing receivables arising from the operations performed by subsidiaries of the Petrobras Group. The balances of the operations of the Parent Company with FIDC-NP are the following:

	Parent Company
	06.30.2014	12.31.2013
Cash and cash equivalents and Marketable securities	9,376	14,748
Assignment of receivables	(1,189)	(875)
Total recognized within current assets	8,187	13,873

Assignments of non-performing receivables	(10,618)	(22,042)
Total recognized within current liabilities	(10,618)	(22,042)

	Jan-Jun/2014	Jan-Jun/2013
Finance income FIDC-NP	82	138
Finance expense FIDC-NP	(726)	(496)
Net finance income (expense)	(644)	(358)

17.3.   Guarantees Granted

The outstanding balance of financial operations carried out by these subsidiaries and guaranteed by Petrobras is set out below:

	06.30.2014								12.31.2013
Maturity date of the loans	PifCo	PNBV	PGF	PGT	TAG	PB LOG	Others	Total	Total
2014	876	3,509	−	3,304	−	−	−	7,689	8,271
2015	2,753	2,865	−	−	−	206	−	5,824	6,050
2016	8,248	2,890	4,956	−	−	−	−	16,094	17,980
2017	3,854	2,253	6,608	−	−	−	661	13,376	7,208
2018	8,893	7,108	4,523	7,709	−	994	−	29,227	26,196
2019	6,057	6,057	11,628	15,197	−	−	−	38,939	40,234
2020 and thereafter	29,775	10,512	37,055	17,686	11,434	−	1,516	107,978	79,296
	60,456	35,194	64,770	43,896	11,434	1,200	2,177	219,127	185,235

17.4.   Investment fund of subsidiaries abroad

At June 30, 2014, a subsidiary of PIB BV had amounts invested in an investment fund abroad that held debt securities of other subsidiaries of Petrobras, mainly related to Gasene, Malhas, CDMPI, CLEP and Marlim Leste (P-53), among other investments, in the amount of R$ 16,158 (R$ 17,368 at December 31, 2013).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

17.5.   Transactions with joint ventures, associates, government entities and pension funds

The balances of significant transactions are set out in the table below:

	Consolidated
	Jan-Jun/ 2014		06.30.2014	Jan-Jun/ 2013		12.31.2013
	Profit or Loss	Assets	Liabilities	Profit or Loss	Assets	Liabilities
Joint ventures and associates
State-controlled Gas distributors	5,135	1,170	445	4,460	994	490
Petrochemical companies	8,862	353	417	8,287	220	282
Other associates and joint ventures	1,324	540	668	814	328	452
	15,321	2,063	1,530	13,561	1,542	1,224
Government entities
Government bonds	815	13,465	−	972	14,634	−
Banks controlled by the Federal Government	(2,784)	7,484	70,501	(2,952)	6,562	69,788
Receivables from the Electricity sector (note 17.6)	923	7,256	−	807	5,050	−
Petroleum and alcohol account - Receivables from Federal government (note 17.7)	−	839	−	−	836	−
Federal Government - Dividends and Interest on Capital	(61)	−	−	(37)	−	1,953
Others	11	682	690	106	491	781
	(1,096)	29,726	71,191	(1,104)	27,573	72,522
Pension plans	(1)	−	161	−	−	366
	14,224	31,789	72,882	12,457	29,115	74,112

The line items effect in profit or loss and their carrying amounts in the statement of financial position are set out below:

	Consolidated
	Jan-Jun/ 2014		06.30.2014	Jan-Jun/ 2013		12.31.2013
	Profit or Loss	Assets	Liabilities	Profit or Loss	Assets	Liabilities
Revenues (mainly sales revenues)	16,261			14,498
Foreign exchange and inflation indexation charges, net	(403)			(1,745)
Finance income (expenses), net	(1,634)			(296)

Current		18,054	4,224		17,856	8,358
Non-current		13,735	68,658		11,259	65,754
	14,224	31,789	72,882	12,457	29,115	74,112

17.6.   Receivables from the electricity sector

As of June 30, 2014, the Company had R$ 7,256 of receivables from the Brazilian electricity sector, (R$ 5,050 as of December, 31, 2013) of which R$ 6,294 were past due (R$ 3,396 as of December 31, 2013).

The Company supplies fuel to thermoelectric power plants located in the northern region of Brazil, which are direct or indirect subsidiaries of Eletrobras, the Federal Government electric energy company. Part of the costs for supplying fuel to these thermoelectric power stations is borne by the Fuel Consumption Account (Conta de Consumo de Combustível - CCC), managed by Eletrobras.

Beginning on August 1, 2014, fuel sales to the subsidiaries of Eletrobras are required to be paid in advance, in order not to increase the Company’s exposure to credit risk.

Negotiations regarding payment of the receivables due from the Eletrobras group are underway.

17.7.   Petroleum and Alcohol accounts - Receivables from Federal Government

As of June 30, 2014, the balance of receivables related to the Petroleum and Alcohol accounts was R$ 839 (R$ 836 as of December 31, 2013). Pursuant to Provisional Measure 2,181 of August 24, 2001, the Federal Government may settle this balance by using National Treasury Notes in an amount equal to the outstanding balance, or allow the Company to offset the outstanding balance against amounts payable to the Federal Government, including taxes payable, or both options.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

The Company has provided all the information required by the National Treasury Secretariat (Secretaria do Tesouro Nacional - STN) in order to resolve disputes between the parties and conclude the settlement with the Federal Government.

Following several negotiation attempts at the administrative level, the Company filed a lawsuit in July 2011 to collect the receivables.

17.8.   Compensation of employees and officers

Petrobras’ key management compensation is set out following:

	Jan-Jun 2014			Jan-Jun 2013
	Officers	Board	Total	Officers	Board	Total
Short-term compensation	8.0	0.6	8.6	5.6	0.5	6.1
Long-term compensation (post-retirement benefits)	0.4	−	0.4	0.3	−	0.3
Total compensation	8.4	0.6	9.0	5.9	0.5	6.4

Number of members	7	10	17	7	10	17

In the first half of 2014, the compensation of board members and officers for the consolidated Petrobras group amounted to R$ 32.6 (R$ 29.5 in the first half of 2013).

18.        Provision for decommissioning costs

	Consolidated
Non-current liabilities	06.30.2014	12.31.2013
Opening balance	16,709	19,292
Revision of provision	(68)	(2,051)
Payments made	(630)	(1,092)
Interest accrued	243	426
Others (*)	(78)	134
Closing balance	16,176	16,709

(*) Includes amounts related to current liabilities associated with assets classified as held for sale, as set out in note 9.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

19.        Taxes

19.1.   Income taxes

	Consolidated
	06.30.2014	12.31.2013
Current assets
Taxes In Brazil	1,838	2,229
Taxes Abroad	135	255
	1,973	2,484

Current liabilities
Taxes In Brazil	592	369
Taxes Abroad	246	290
	838	659

19.2.   Taxes and contributions

	Consolidated
Current assets	06.30.2014	12.31.2013
Taxes In Brazil
ICMS (VAT)	4,121	3,801
PIS / COFINS (Taxes on Revenues)	1,741	4,846
CIDE	36	46
Others	372	353
	6,270	9,046
Taxes Abroad	101	116
	6,371	9,162

Non-current assets
Taxes In Brazil
Deferred ICMS (VAT)	2,054	2,059
Deferred PIS and COFINS (Taxes on Revenues)	8,693	9,831
Others	684	684
	11,431	12,574
Taxes Abroad	19	29
	11,450	12,603
Current liabilities
Taxes In Brazil
ICMS (VAT)	3,100	2,727
PIS / COFINS (Taxes on Revenues)	372	538
CIDE	27	37
Production Taxes (Special Participation / Royalties)	5,215	5,698
Withholding income tax and social contribution	455	600
Others	674	821
	9,843	10,421
Taxes Abroad	378	517
	10,221	10,938

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

19.3.   Deferred income tax and social contribution - non-current

Changes in deferred income tax and social contribution are set out below.

	Consolidated
	Property, Plant and Equipment
	Oil and gas exploration costs	Others	Loans, trade and other receivables / payables and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Interest on capital	Others	Total
Balance at January 1, 2013	(25,905)	(6,357)	1,147	(1,202)	707	2,267	955	2,146	4,378	(21,864)
Recognized in profit or loss for the year	(5,500)	(3,208)	644	(122)	270	7,912	386	1,013	(1,718)	(323)
Recognized in shareholders’ equity	−	−	3,037	120	−	162	−	−	(3,501)	(182)
Cumulative translation adjustment	−	(157)	12	−	(2)	(58)	(3)	1	(175)	(382)
Others	−	337	(192)	(10)	(18)	988	8	(15)	1,094	2,192
Balance at December 31, 2013	(31,405)	(9,385)	4,648	(1,214)	957	11,271	1,346	3,145	78	(20,559)
Recognized in profit or loss for the period	(2,737)	(2,077)	(1,137)	(106)	152	5,722	267	(3,162)	782	(2,296)
Recognized in shareholders’ equity	−	−	(2,016)	(97)	−	(189)	−	−	(382)	(2,684)
Cumulative translation adjustment	−	5	21	−	(3)	(163)	−	1	39	(100)
Others	−	(59)	25	−	3	(10)	−	−	3	(38)
Balance at June 30, 2014	(34,142)	(11,516)	1,541	(1,417)	1,109	16,631	1,613	(16)	520	(25,677)

Deferred tax assets										2,647
Deferred tax liabilities										(23,206)
Balance at December 31, 2013										(20,559)

Deferred tax assets										2,377
Deferred tax liabilities										(28,054)
Balance at June 30, 2014										(25,677)

Management considers that the deferred tax assets will be realized in proportion to the realization of the provisions and the final resolution of future events, both of which are based on estimates.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

19.4.   Reconciliation between statutory tax rate and tax expense

A reconciliation between tax expense and the product of “income before income taxes” multiplied by the Brazilian statutory corporate tax rates is set out in the table below:

	Consolidated
	Jan-Jun 2014	Jan-Jun 2013
Income before income taxes	15,456	19,341
Income tax and social contribution computed based on Brazilian Statutory Corporate Tax Rates (34%)	(5,255)	(6,576)
Adjustments between Income Taxes based on Statutory Rates and on the Effective Tax Rate:
Different jurisdictional tax rates for companies abroad	1,034	1,100
Tax incentives	61	21
Tax loss carryforwards (unrecognized tax credits)	(21)	(209)
Deductible / (taxable) expenses, net (*)	(401)	(507)
Tax credits of companies abroad in the exploration stage	(3)	(4)
Others	106	348
Income tax and social contribution expense	(4,479)	(5,827)
Deferred income tax and social contribution expense	(2,296)	(3,206)
Current income tax and social contribution	(2,183)	(2,621)

Effective Tax Rate	29.0%	30.1%

(*) Includes adjustments to exclude share of profit of equity-accounted investments.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

20.        Employee benefits (Post-Employment)

The Company sponsors defined benefit and variable contribution pension plans, in Brazil and for certain of its international subsidiaries, as well as defined benefit medical plans for employees in Brazil (active and inactive) and their dependents.

Changes in the pension and medical benefits to employees are set out following:

	Consolidated
	Petros Plan		Medical Plan	Other plans
	Petros	Petros 2	AMS		Total
Balance at December 31, 2012	22,766	1,117	17,145	298	41,326
(+) Remeasurement effects recognized in OCI	(12,369)	(1,294)	(1,963)	(10)	(15,636)
(+) Costs incurred in the year	3,000	461	2,001	53	5,515
(-) Contributions paid	(551)	−	(786)	(56)	(1,393)
(-) Payments related to the Term of Financial Commitment (TFC)	(331)	−	−	−	(331)
Others	−	−	−	(28)	(28)
Balance at December 31, 2013	12,515	284	16,397	257	29,453

Current	1,068	−	836	8	1,912
Non-current	11,447	284	15,561	249	27,541
	12,515	284	16,397	257	29,453

(+) Costs incurred in the period	814	58	1,354	26	2,252
(-) Contributions paid	(266)	−	(408)	(9)	(683)
(-) Payments related to the Term of Financial Commitment (TFC)	(224)	−	−	−	(224)
Others	−	−	−	(25)	(25)
Balance as at June 30, 2014	12,839	342	17,343	249	30,773

Current	1,065	−	836	8	1,909
Non-current	11,774	342	16,507	241	28,864
	12,839	342	17,343	249	30,773

Pension and medical benefit expenses recognized in profit or loss are set out following:

	Consolidated
	Pension Plan		Medical Plan	Other Plans
	Petros	Petros 2	AMS		Total
Current service cost	56	40	152	11	259
Interest cost over net liabilities / (assets)	758	18	1,031	15	1,822
Others	−	−	171	−	171
Net costs for the period Jan-Jun/ 2014	814	58	1,354	26	2,252

Related to active employees:
Included in the cost of sales	274	30	446	4	754
Operating expenses in profit or loss	146	25	204	19	394
Related to retired employees	394	3	704	3	1,104
Net costs for the period Jan-Jun/ 2014	814	58	1,354	26	2,252

Net costs for the period Jan-Jun/ 2013	1,501	250	1,000	24	2,775

At June 30, 2014, the Company had crude oil and oil products of R$ 7,415 pledged as security for the Terms of Financial Commitment (TFC), signed by Petrobras and Petros in 2008.

In the first half of 2014, the Company's contribution to the defined contribution portion of the Petros Plan 2 was R$ 375.

On June 30, 2014, Petrobras Transporte S.A. - Transpetro expanded its medical care benefits (Programa de Assistência Multidisciplinar de Saúde - AMS) to cover post-employment medical care for active employees and retirees, as set out in the 2013-2015 collective bargaining agreement. The recognition of the net defined liability resulted in an R$ 171 charge to profit or loss.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

20.1.   Profit sharing

Profit sharing benefits comply with Brazilian legal requirements and those of the Brazilian Department of Coordination and Governance of State‐Owned Enterprises (DEST), of the Ministry of Planning, Budget and Management, and of the Ministry of Mines and Energy, and is computed based on the consolidated net income attributable to the shareholders of Petrobras.

In March, 2014, the Company and the labor unions reached an agreement regarding a new profit sharing regulation, concluding negotiations started in the context of the 2013/2014 Collective Bargaining Agreement.

Pursuant to the amended rules, profit sharing benefits will be computed based on the results of six corporate indicators, for which annual goals are defined by Management.

The results of the six individual goals are factored into a consolidated result that will determine the percentage of the profit to be distributed as profit sharing benefit to employees.

The amended rules were applied to determine profit sharing benefits for the year ended December 31, 2013, which were paid on May 2, 2014, resulting in an additional profit sharing expense of R$ 388, recognized as other operating expenses.

Profit sharing for 2013 and the estimated amount recognized for the first half of 2014 are set out following:

	Jan-Jun/2014	2013
Consolidated net income attributable to shareholders of Petrobras	10,352	23,570
Profit sharing distribution percentage, based on overall achievement of goals (*)	6.1875%	6.25%
Profit sharing - New methodology	641	1,473
Profit sharing - Subsidiaries in Brazil	641	1,085
Additional amounts recognized in March 2014	-	388
Profit sharing - Companies abroad	7	17
Profit sharing	648	1,490

(*) The percentage of overall achievement of goals (99.43%, in Jan-Jun/2014 and 100,85%, in 2013) is a result of the following Corporate indicators: maximum permissible levels of crude oil and oil products spill, lifting cost excluding production taxes in Brazil, crude oil and NGL production in Brazil, feedstock processed (excluding NGL) in Brazil, vessel operating efficiency and percentage of compliance with natural gas delivery schedule.

20.2.   Voluntary Separation Incentive Plan

In January 2014, the Company started a Voluntary Separation Incentive Plan (PIDV), which was developed within the context of its Productivity Optimization Plan (POP) to contribute to the achievement of the goals set out in the Business and Management Plan.

A total of 8,298 employees enrolled during the enrollment period, which ended on March 31, 2014. Those employees were divided into five categories, which determine when their separation will take place, between 2014 and 2017 based on a knowledge management plan or a management succession plan related to the business processes and activities in which such employees were engaged.

Employees who enrolled in the PIDV were aged 55 or over and had to have retired by the Brazilian Institute of Social Security (INSS) before the end of the enrollment period (March 31, 2014). Employees who leave any time before the agreed dates are not entitled to the separation program incentives.

The plan determines two types of separation incentives: fixed additional payments of ten monthly-salaries, between a floor of R$ 180 thousand and a cap of R$ 600 thousand; variable additional payments between 15% and 25% of a monthly-salary for every month worked after the seventh working month, until the date of separation.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

On March 31, 2014 the Company recognized as other operating expenses in profit or loss a provision for the expected payments. The amounts are subject to changes resulting from employees, who cancel their requests for voluntary separation, impacts of Collective Bargaining Agreements, which might increase salaries before separation, inflation-indexation of the floor and the cap based on the Brazilian Consumer Price Index (IPCA), as well as variable additional incentives earned by employees.

From April to June 2014, the Company recognized 3,100 separations and 326 cancellations of requests for voluntary separation of employees who enrolled in the PIDV. Changes in the provision are set out below:

Consolidated
Opening balance at March 31, 2014	2,396
Revision of provision (*)	(20)
Use for separations	(829)
Closing balance at June 30, 2014	1,547
Current	866
Non-current	681

(*) Includes cancellation of requests for voluntary separation of employees and inflation indexation charges of the floor and cap amounts.

21.        Shareholders’ equity

21.1.   Share capital

At June 30, 2014, subscribed and fully paid share capital was R$ 205,432, represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Capital increase with reserves in 2014

The Shareholders’ Extraordinary General Meeting, held jointly with the Annual General Meeting on April 2, 2014 approved an increase in the Company’s share capital from R$ 205,411 to R$ 205,432, through capitalization of a portion of the profit reserve relating to tax incentives, established in 2013, in the amount of R$ 21.

21.2.   Dividends

Dividends – 2013

The Annual General Meeting on April 2, 2014 approved a dividend distribution in the form of interest on capital of R$ 9,301, which corresponds to R$ 0.5217 per common shares and R$ 0.9672 per preferred share. These dividends were paid on April 25, 2014 and record date was April 2, 2014. Amounts paid were index adjusted based on the SELIC rate from December 31, 2013 to the date of payment.

21.3.   Earnings per share

	Consolidated		Parent Company
	Jan-Jun/ 2014	Jan-Jun/ 2013	Jan-Jun/ 2014	Jan-Jun/ 2013
Net income attributable to Shareholders of Petrobras	10,352	13,894	10,303	13,796
Weighted average number of common and preferred shares outstanding	13,044,496,930	13,044,496,930	13,044,496,930	13,044,496,930
Basic and diluted earnings per common and preferred share (R$ per share)	0.79	1.07	0.79	1.06

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

22.        Sales revenues

	Consolidated
	Jan-Jun/2014	Jan-Jun/2013
Gross sales	198,256	178,477
Sales taxes	(34,413)	(32,315)
Sales revenues (*)	163,843	146,162
Domestic Market	126,791	111,912
Exports	14,804	14,913
International Sales (**)	22,248	19,337

(*) See note 27 for a breakdown of sales revenues by business segment.
(**) Sales revenues from operations outside of Brazil, other than exports.

23.        Other operating expenses, net

	Consolidated
	Jan-Jun/2014	Jan-Jun/2013
Expenditures on Voluntary Separation Incentive Plan - PIDV	(2,376)	−
Unscheduled stoppages and pre-operating expenses	(1,208)	(597)
Pension and medical benefits inactive employees	(1,104)	(967)
Institutional relations and cultural projects	(880)	(683)
(Losses) / Gains on legal, administrative and arbitration proceedings	(784)	(864)
E&P areas returned and cancelled projects	(494)	−
Inventory write-down to net realizable value (market value)	(488)	(470)
Expenditures on health, safety and environment	(170)	(271)
Reversal / Recognition of impairment	15	−
Government Grants	175	170
Expenditures/reimbursements from operations in E&P partnerships	383	252
Gains / (Losses) on disposal / write-offs of assets	807	1,400
Others *	(122)	205
	(6,246)	(1,825)

* In 2014, includes additional profit sharing benefit for 2013, as set out on note 20.1.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

24.        Expenses by nature

	Consolidated
	Jan-Jun/2014	Jan-Jun/2013
Raw material / products for resale	(75,222)	(59,529)
Production taxes	(16,427)	(14,507)
Employee Compensation	(16,089)	(13,036)
Depreciation, depletion and amortization	(14,833)	(13,366)
Changes in inventories	4,101	1,363
Materials, third-party services, freight, rent and other related costs	(23,202)	(22,942)
Exploration expenditures written-off (includes dry wells and signature bonuses)	(2,552)	(1,231)
Other taxes	(640)	(472)
(Losses) / Gains on legal, administrative and arbitration proceedings	(784)	(864)
Institutional relations and cultural projects	(880)	(683)
Unscheduled stoppages and pre-operating expenses	(1,208)	(598)
Expenditures on health, safety and environment	(170)	(271)
Inventory write-down to net realizable value (market value)	(488)	(470)
Reversal / Recognition of impairment	15	−
Gains / (Losses) on disposal / write-offs of assets	807	1,400
E&P areas returned and cancelled projects	(494)	−
	(148,066)	(125,206)

Cost of sales	(125,374)	(108,598)
Selling expenses	(5,497)	(4,847)
General and Administrative expenses	(5,140)	(5,060)
Exploration costs	(3,328)	(2,488)
Research and development expenses	(1,193)	(1,268)
Other taxes	(640)	(472)
Other operating expenses, net	(6,246)	(1,825)
Profit sharing	(648)	(648)
	(148,066)	(125,206)

25.        Net finance income (expense)

	Consolidated
	Jan-Jun/2014	Jan-Jun/2013
Foreign exchange and inflation indexation charges on net debt (*)	481	(826)
Debt interest and charges	(7,534)	(5,371)
Income from investments and marketable securities	1,203	1,125
Financial result on net debt	(5,850)	(5,072)
Capitalized borrowing costs	4,332	3,701
Gains (losses) on derivatives	(37)	(17)
Interest income from marketable securities	74	(47)
Other finance expense and income, net	(350)	(23)
Other exchange and indexation charges, net	717	(703)
Finance income (expenses), net (**)	(1,114)	(2,161)
Income	1,800	1,881
Expenses	(4,091)	(2,479)
Foreign exchange and inflation indexation charges, net	1,177	(1,563)

(*) Includes indexation charges on debt in local currency indexed to the U.S. dollar.
(**) Pursuant to item 3.06 of the income statement.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

26.        Supplemental information on statement of cash flows

	Consolidated
	Jan-Jun/2014	Jan-Jun/2013
Amounts paid / received during the period
Income tax and social contribution paid	1,114	1,595
Withholding income tax paid for third-parties	2,620	2,113

Investing and financing transactions not involving cash
Purchase of property, plant and equipment on credit	10	186
Amounts related to the recognition of a provision for decommissioning costs	(45)	−

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

27.        Segment information

Consolidated assets by Business Area - 06.30.2014
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total
Current assets	16,135	46,973	11,748	188	9,527	10,150	63,037	(13,488)	144,270
Non-current assets	357,446	183,708	58,538	2,645	13,772	27,877	14,606	(2,492)	656,100
Long-term receivables	15,544	10,600	4,085	7	7,335	4,208	5,682	(2,323)	45,138
Investments	322	5,659	1,823	2,096	13	5,460	296	−	15,669
Property, plant and equipment	309,427	167,125	51,773	542	5,746	16,985	7,906	(169)	559,335
Operating assets	217,492	83,809	40,166	504	4,422	9,759	5,442	(169)	361,425
Under construction	91,935	83,316	11,607	38	1,324	7,226	2,464	−	197,910
Intangible assets	32,153	324	857	−	678	1,224	722	−	35,958
Total Assets	373,581	230,681	70,286	2,833	23,299	38,027	77,643	(15,980)	800,370

Consolidated assets by Business Area - 12.31.2013 *

Current assets	13,826	44,838	9,052	181	5,576	11,922	50,702	(12,746)	123,351
Non-current assets	343,903	171,931	55,847	2,622	11,418	30,532	16,157	(2,794)	629,616
Long-term receivables	14,643	10,333	4,341	5	5,222	4,655	7,422	(2,621)	44,000
Investments	219	5,429	1,755	2,097	14	5,883	218	−	15,615
Property, plant and equipment	296,846	155,835	48,919	520	5,505	18,671	7,757	(173)	533,880
Operating assets	212,914	76,452	39,118	480	3,952	8,882	5,415	(173)	347,040
Under construction	83,932	79,383	9,801	40	1,553	9,789	2,342	−	186,840
Intangible assets	32,195	334	832	−	677	1,323	760	−	36,121
Total Assets	357,729	216,769	64,899	2,803	16,994	42,454	66,859	(15,540)	752,967

* As from 2014, accountability for and management of Liquigás (a subsidiary) were attributed to the RTM segment. Amounts previously reported for 2013 were restated for comparability purposes and the results previously attributable to the Distribution segment are now presented under the RTM segment, pursuant to the management and accountability premise adopted for the financial statements by business segment.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income per Business Area – Jan-Jun/ 2014

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total
Sales revenues	78,863	129,097	19,924	256	47,371	16,993	−	(128,661)	163,843
Intersegments	78,384	45,824	1,763	223	1,327	1,140	−	(128,661)	−
Third parties	479	83,273	18,161	33	46,044	15,853	−	−	163,843
Cost of sales	(39,568)	(137,530)	(17,206)	(294)	(43,500)	(14,911)	−	127,635	(125,374)
Gross profit	39,295	(8,433)	2,718	(38)	3,871	2,082	−	(1,026)	38,469
Expenses	(6,583)	(4,903)	(1,283)	(100)	(2,377)	(976)	(6,075)	253	(22,044)
Selling, general and administrative expenses	(440)	(3,454)	(1,452)	(57)	(2,224)	(853)	(2,413)	256	(10,637)
Exploration costs	(3,132)	−	−	−	−	(196)	−	−	(3,328)
Research and development expenses	(618)	(195)	(94)	(14)	(1)	(2)	(269)	−	(1,193)
Other taxes	(53)	(113)	(103)	(1)	(18)	(111)	(241)	−	(640)
Other operating expenses, net	(2,340)	(1,141)	366	(28)	(134)	186	(3,152)	(3)	(6,246)
Income before financial results, profit sharing and income taxes	32,712	(13,336)	1,435	(138)	1,494	1,106	(6,075)	(773)	16,425
Financial income (expenses), net	−	−	−	−	−	−	(1,114)	−	(1,114)
Share of profit of equity-accounted investments	−	224	320	(49)	−	291	7	−	793
Profit sharing	(223)	(182)	(25)	−	(45)	(12)	(161)	−	(648)
Net Income before income taxes	32,489	(13,294)	1,730	(187)	1,449	1,385	(7,343)	(773)	15,456
Income tax and social contribution	(11,046)	4,596	(480)	46	(493)	(135)	2,769	264	(4,479)
Net income (loss)	21,443	(8,698)	1,250	(141)	956	1,250	(4,574)	(509)	10,977
Net income attributable to:
Shareholders of Petrobras	21,447	(8,691)	1,217	(141)	956	1,146	(5,073)	(509)	10,352
Non-controlling interests	(4)	(7)	33	−	−	104	499	−	625
	21,443	(8,698)	1,250	(141)	956	1,250	(4,574)	(509)	10,977

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income per Business Area – Jan-Jun/ 2013 *

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total
Sales revenues	67,954	115,180	16,074	457	41,980	17,455	−	(112,938)	146,162
Intersegments	67,412	39,610	1,292	393	1,180	3,051	−	(112,938)	−
Third parties	542	75,570	14,782	64	40,800	14,404	−	−	146,162
Cost of sales	(35,178)	(121,329)	(13,044)	(508)	(38,156)	(14,182)	−	113,799	(108,598)
Gross profit	32,776	(6,149)	3,030	(51)	3,824	3,273	−	861	37,564
Expenses	(3,888)	(3,979)	(1,011)	(93)	(2,030)	134	(5,277)	184	(15,960)
Selling, general and administrative expenses	(424)	(3,275)	(990)	(54)	(2,060)	(875)	(2,405)	176	(9,907)
Exploration costs	(2,383)	−	−	−	−	(105)	−	−	(2,488)
Research and development expenses	(646)	(222)	(72)	(25)	(2)	(4)	(297)	−	(1,268)
Other taxes	(47)	(83)	(79)	(1)	(21)	(157)	(84)	−	(472)
Other operating expenses, net	(388)	(399)	130	(13)	53	1,275	(2,491)	8	(1,825)
Income before financial results, profit sharing and income taxes	28,888	(10,128)	2,019	(144)	1,794	3,407	(5,277)	1,045	21,604
Financial income (expenses), net	−	−	−	−	−	−	(2,161)	−	(2,161)
Share of profit of equity-accounted investments	(2)	35	198	(27)	(1)	348	(5)	−	546
Profit sharing	(238)	(164)	(26)	−	(34)	(15)	(171)	−	(648)
Net Income before income taxes	28,648	(10,257)	2,191	(171)	1,759	3,740	(7,614)	1,045	19,341
Income tax and social contribution	(9,741)	3,499	(678)	49	(598)	(961)	2,958	(355)	(5,827)
Net income (loss)	18,907	(6,758)	1,513	(122)	1,161	2,779	(4,656)	690	13,514
Net income attributable to:
Shareholders of Petrobras	18,867	(6,758)	1,455	(122)	1,161	2,700	(4,099)	690	13,894
Non-controlling interests	40	−	58	−	−	79	(557)	−	(380)
	18,907	(6,758)	1,513	(122)	1,161	2,779	(4,656)	690	13,514

* As from 2014, accountability for and management of Liquigás (a subsidiary) were attributed to the RTM segment. Amounts previously reported were restated for comparability purposes and the results previously attributable to the Distribution segment are now presented under the RTM segment, pursuant to the management and accountability premise adopted for the financial statements by business segment.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement per International Business Area

Income statement	Jan-Jun 2014
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Sales revenues	3,795	9,153	561	5,872	18	(2,406)	16,993
Intersegments	1,615	1,874	39	3	15	(2,406)	1,140
Third parties	2,180	7,279	522	5,869	3	−	15,853

Income before financial results, profit sharing and income taxes	961	173	97	177	(267)	(35)	1,106
Net income (loss) attributable to shareholders of Petrobras	1,079	195	129	166	(388)	(35)	1,146

Income statement	Jan-Jun 2013
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Sales revenues	5,232	8,556	594	5,323	−	(2,250)	17,455
Intersegments	3,115	2,140	38	8	−	(2,250)	3,051
Third parties	2,117	6,416	556	5,315	−	−	14,404
Income before financial results, profit sharing and income taxes	3,527	23	33	101	(279)	2	3,407
Net income (loss) attributable to shareholders of Petrobras	2,930	46	30	90	(398)	2	2,700

Total assets	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
As of 06.30.2014	28,363	5,831	1,214	2,303	5,669	(5,353)	38,027
As of 12.31.2013	31,989	6,213	1,411	2,542	4,613	(4,314)	42,454

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

28.        Provisions for legal proceedings, contingent liabilities and contingent assets

Provisions for legal proceedings, contingent liabilities and judicial deposits are set out following.

28.1.   Provisions for legal proceedings

The Company has recognized provisions for the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reasonably estimated. These proceedings are mainly comprised of labor claims, losses and damages resulting from the cancellation of an assignment of excise tax (IPI) credits to a third party and fishermen seeking indemnification from the Company for a January 2000 oil spill in the State of Rio de Janeiro.

The Company has provisions for legal proceedings in the amounts set out below:

	Consolidated
Non-current liabilities	06.30.2014	12.31.2013
Labor claims	1,517	1,332
Tax claims	203	221
Civil claims	1,499	1,276
Environmental claims	87	62
Other claims	21	27
	3,327	2,918

	Consolidated
	06.30.2014	12.31.2013
Opening Balance	2,918	2,585
New provisions, net	779	841
Payments made	(419)	(542)
Accruals and charges	66	166
Others	(17)	(132)
Closing Balance	3,327	2,918

28.2.   Judicial Deposits

Judicial deposits are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated
Non-current assets	06.30.2014	12.31.2013
Labor	2,203	2,067
Tax	2,540	2,348
Civil	1,434	1,240
Environmental	202	195
Others	16	16
	6,395	5,866

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

28.3.   Consolidated contingent liabilities for legal proceedings (not provided for)

Nature	Estimate
Tax	78,046
Civil - General	7,082
Labor	10,404
Civil - Environmental	3,571
Others	4
99,107

A brief description of the nature of the main contingent liabilities (tax, civil, environmental and labor), for which the expectation of loss is considered as possible is set out following.

a)             Tax Proceedings

Description of tax proceedings	Estimate
Plaintiff: Secretariat of the Federal Revenue of Brazil
1) Deduction of expenses from the renegotiation of the Petros Plan from the calculation basis of income tax (IRPJ) and social contribution (CSLL) and penalty charged.
Current status: Awaiting the hearing of an appeal at the administrative level.	4,758
2) Profits of subsidiaries and associates domiciled abroad in the years of 2005, 2006, 2007, 2008 and 2009 not included in Petrobras' calculation basis of IRPJ and CSLL.
Current status: Awaiting the hearing of an appeal at the administrative level.	4,892
3) Deduction from the calculation basis of IRPJ and CSLL of expenses incurred in 2007 and 2008 related to employee benefits and Petros.
Current status: This claim is being disputed at the administrative level, involving three administrative proceedings.	1,906
4)Non-payment of withhold income tax (IRRF) and Contribution of Intervention in the Economic Domain (CIDE) over remittances for payment of platform charters.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	13,888
5) Non-payment of CIDE on imports of naphtha.
Current status: This claim is being discussed at the administrative level.	3,720

6) Non-payment of CIDE in the period from March 2002 to October 2003 in transactions with distributors and service stations that were holders of judicial injunctions that determined the sale of fuel without the gross-up of such tax.

Current status: This claim is at the judicial level, in which the Company is taking legal actions to ensure its rights.	1,669
7) Non-payment of tax on financial operations (IOF) over intercompany loans with PifCo, Brasoil and BOC, in 2007, 2008 and 2009.
Current status: Awaiting the hearing of an appeal at the administrative level.	5,924
8) Non-payment of withhold income tax (IRRF) over remittances abroad for payment of crude oil imports.
Current status: This claim involves lawsuits in administrative and judicial levels, in which the Company is taking legal actions to ensure its rights.	4,155
9) Tax credits recovery denied due to failure to comply with an accessory obligation.
Current status: Awaiting the hearing of an appeal at the administrative level.	3,852
10) Non-payment of social security contributions over allowances and contingent bonus.
Current status: This claim involves lawsuits in administrative stages, in which the Company is taking legal actions to ensure its rights.	2,386
Plaintiff: State Finance Department of AM, BA, DF, ES, PA, PE and RJ
11)Non-payment of ICMS on crude oil and natural gas sales due to differences in measuring beginning and ending inventory.
Current status: This claim involves lawsuits in different administrative levels, in which the Company is taking legal actions to ensure its rights.	3,817

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Plaintiff: State Finance Department of Rio de Janeiro
12) ICMS on exit operations of liquid natural gas (LNG) without issuance of tax document by the main establishment.
Current status: This claim involves lawsuits in different administrative stages, in which the Company is taking legal actions to ensure its rights.	3,516
13) Dispute over ICMS tax levy in operations of sale of jet fuel, as Decree 36,454/2004 was declared as unconstitutional.
Current status: This claim involves lawsuits in administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	1,951
Plaintiff: State Finance Department of São Paulo
14) Dispute over ICMS tax levy on the importing of a drilling rig – temporary admission in São Paulo and clearance in Rio de Janeiro and a fine for breach of accessory obligations.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	4,657
Plaintiff: Municipal governments of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha, Vitória and Maragogipe.

15) Alleged failure to withhold and collect tax on services provided offshore (ISSQN) in some municipalities located in the State of Espírito Santo, despite Petrobras having made the withholding and payment of these taxes to the municipalities where the respective service providers are established, in accordance with Complementary Law No. 116/03.

Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	2,018
Plaintiff: State Finance Departments of Rio de Janeiro and Sergipe
16) Allegedly improper use of ICMS tax credits on the purchase of drilling rig bits and chemical products used in formulating drilling fluid.
Current status: This claim involves lawsuits in different judicial stages, in which the Company is taking legal actions to ensure its rights.	1,012
Plaintiff: State Finance Department of SP, RS and SC
17) Three states challenge the payment of VAT (ICMS) on imports of natural gas to the State of MS.
Current status: This claim involves lawsuits in different administrative and judicial stages, as well as three civil lawsuits in the Supreme Court.	2,088
18) Other tax proceedings	11,838
Total tax proceedings	78,046

b)            Civil Proceedings – General

Description of civil proceedings	Estimate
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP

1)

Legal and administrative disputes on differences in the payment of special participation charge and royalties in several fields. In addition, ANP is claiming fines for alleged non-compliance with minimum exploratory programs and alleged irregularities in platform measurement systems.

Current status: This claim involves proceedings in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	3,741
2) Other civil proceedings	3,341
Total for civil proceedings	7,082

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

c)             Environmental Proceedings – General

Description of environmental proceedings	Estimate
Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná,
AMAR - Associação de Defesa do Meio Ambiente de Araucária e IAP - Instituto Ambiental do Paraná

1) Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000.

Current status: The court partially ruled for the plaintiff, however both parties (the plaintiff and the Company) filed an appeal.	1,911
2) Other environmental proceedings	1,660
Total for environmental proceedings	3,571

d)            Labor Proceedings – General

Description of labor proceedings	Estimate
Plaintiff : Sindipetro do ES, RJ, BA, MG and SP.
1) Class actions requiring a review of how the minimum compensation based on the employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is computed.
Current status: The proceedings were partially ruled for the plaintiff by the ordinary instances of the Labor Court. The Company has filed an appeal to overturn the decision in the Superior Labor Court.	3,516
Plaintiff : Sindipetro of Norte Fluminense and Sindipetro da Bahia

2) Class Actions regarding wage underpayments to certain employees due to alleged changes in the methodology used to factor overtime into the calculation of paid weekly rest, allegedly computed based on ratios that are higher than those established by Law No. 605/49.

Current status: The claim filed by Sindipetro/BA was partially ruled for the plaintiff by the ordinary instances of the Labor Court. The Company has appealed this decision and awaits judgment by the Superior Labor Court. The claim filed by Sindipetro Norte Fluminense (NF) was ruled for the plaintiff and the Company was condemned to pay the alleged differences. The Company has filed an appeal to overturn the decision in the Superior Labor Court and awaits judgment.	1,106
3) Other labor proceedings	5,782
Total for labor proceedings	10,404

28.4.   Contingent assets

28.4.1.    Legal proceeding in the United States - P-19 and P-31

In 2002, Brasoil and Petrobras obtained a favorable decision in related lawsuits filed before U.S. courts by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company in which they were seeking to obtain (since 1997 and regarding Brasoil) a judicial order exempting them from their payment obligations under the performance bond related to platforms P-19 and P-31, and seeking reimbursement from Petrobras for any amounts for which they could ultimately be held liable in the context of the execution proceedings of such performance bond.

On July 21, 2006, the U.S. courts issued an executive decision, conditioning the payment of the amounts owed to Brasoil on a definitive dismissal of the legal proceedings involving identical claims that are currently in course before Brazilian courts.

Brasoil, Petrobras and the insurance companies already pleaded the dismissal of the Brazilian legal proceedings but their definitive dismissal is awaiting the hearing of an appeal filed by the platforms’ shipbuilding company before the Superior Court for Non-Constitutional Matters (STJ).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

The Company is intensifying actions taken, in an attempt to settle this lawsuit. The amount of damages claimed is approximately US$ 245 million.

29.        Collateral in connection with concession agreements for petroleum exploration

The Company has granted collateral to the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (ANP) in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 6,508, of which R$ 5,746 are still in force, net of commitments that have been undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as security, amounting to R$ 4,538 and bank guarantees in the amount of R$ 1,208.

30.        Risk management

The Company is exposed to a variety of risks arising from its operations, such as: price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk and manages risks through a corporate policy established by its officers.

The objective of the overall risk management policy of the company is to support the achievement of its strategic goals through an adequate resource allocation and an appropriate balance between growth, return on investments and risk exposure level, which can arise from its normal activities or from the context within which the Company operates.

30.1.   Derivative financial instruments

A summary of the positions held by the Company and recognized in other current assets and liabilities as of June 30, 2014, as well as the amounts recognized in profit or loss and other comprehensive income and the guarantees given is set out following:

	Statement of Financial Position
	Notional value		Fair value Asset Position (Liability)		Maturity
	06.30.2014	12.31.2013	06.30.2014	12.31.2013
Derivatives not designated for hedge accounting
Future contracts	6,366	10,224	(15)	(48)
Long position/Crude oil and oil products	63,847	52,267	−	−	2014
Short position/Crude oil and oil products	(57,481)	(42,043)	−	−	2014
Options	3,335	−	(4)	−
Call/Crude oil and oil products	485	−	1	−	2014
Put/Crude oil and oil products	2,850	−	(5)	−	2014
Forward contracts			2	(2)
Long position/ Foreign currency forwards	USD 130	−	2	−	2014
Short position/ Foreign currency forwards	USD 6	USD 17	−	(2)	2014

Swap			(1)	(1)
Interest – Euribor x Fixed rate	EUR 7	EUR 10	(1)	(1)	2015

Derivatives designated for hedge accounting
Swap			11	(21)
Foreign currency - Cross-currency Swap	USD 298	USD 298	61	26	2016
Interest – Libor /Fixed rate	USD 430	USD 440	(50)	(47)	2020

Total recognized in the Statement of Financial Position			(7)	(72)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Gains/ (losses) recognized in Profit or Loss (*)		Gains/ (losses) recognized in the Shareholders’ Equity (**)		Guarantees given as collateral
	Jan-Jun/2014	Jan-Jun/2013	Jan-Jun/2014	Jan-Jun/2013	06.30.2014	12.31.2013
Commodity derivatives	(19)	108	−	−	145	335
Foreign currency derivatives	(18)	(52)	10	8	−	−
Cash flow hedge on exports (***)	(770)	−	7,545	(7,982)	−	−
Interest rate derivatives	−	−	(3)	7	−	−
Embedded derivative - ethanol	−	(73)	−	−	−	−
(*) Amounts recognized in finance income in the period.
(**) Amounts recognized as other comprehensive income in the period.
(***) Using non-derivative financial instruments as designated hedging instruments, as set out note 30.3(a)

A sensitivity analysis for the different types of market risks, to which the Company is exposed, based on the derivative financial instruments held as of June 30, 2014 is set out following:

		Consolidated
Financial Instruments	Risk	Probable Scenario *	Stressed Scenario (∆ de 25%)	Stressed Scenario (∆ de 50%)
Derivatives not designated for hedge accounting
Future contracts	Crude oil and oil products - price changes	(15)	(566)	(1,117)
Forward contracts	Foreign currency - appreciation of the BRL against the USD	12	(68)	(136)
Swap	Interest - Euribor increase	−	−	−
Options	Crude oil and oil products - price changes	(4)	(38)	(69)
		(7)	(672)	(1,322)
Derivatives designated for hedge accounting
Swap	Foreign currency - depreciation of the JPY against the USD	(21)	249	772
Debt	Foreign currency - appreciation of the JPY against the USD	21	(249)	(772)
Net effect		−	−	−

Swap	Interest - LIBOR decline	4	(2)	(3)
Debt	Interest - LIBOR increase	(4)	2	3
Net effect		−	−	−

(*) The probable scenario was computed based on the following risks: BRL x U.S. Dollar - a 4.43% depreciation of the Real; Japanese Yen x U.S. Dollar - a 2.67% depreciation of the Japanese Yen; LIBOR Forward Curve - a 0.0828% increase throughout the curve; EURIBOR Forward Curve - a 0.181% increase throughout the curve; and crude oil and oil products based on the fair value as of June 30, 2014.

30.2.   Risk management of price risk (related to crude oil and oil products prices)

Petrobras does not use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs. Derivatives are used as hedging instruments to manage the price risk of certain transactions carried out abroad, which are usually short-term transactions similar to commercial transactions.

30.3.   Foreign exchange risk management

Petrobras seeks to identify and manage foreign exchange rate risks based on an integrated analysis of natural hedges, to benefit from the correlation between income and expenses. Short-term risk management involves choosing the currency in which to hold cash, such as the Brazilian Real, U.S. dollar or other currency. The risk management strategy involves the use of derivative instruments to hedge certain liabilities, minimizing foreign exchange rate risk exposure.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

a)             Cash Flow Hedge involving the Company’s highly probable future exports

Effective mid-May 2013, the Company designated hedging relationships to account for the effects of the existing natural hedge between a portion of its long term debt obligations denominated in U.S. dollars and a portion of its future export revenues in U.S. dollars, relative to foreign currency rates risk (spot rates).

Individual hedging relationships were designated in a one-to-one proportion, meaning that a portion of the total monthly exports will be the hedged transaction of an individual hedging relationship, hedged by a portion of the company’s long-term debt (which has an average maturity of approximately 6.48 years).

The principal amounts, fair value as of June 30, 2014, and a schedule of the expected reclassification to profit or loss of the balance of losses recognized in other comprehensive income (shareholders’ equity), based on a BRL/USD 2.2025 exchange rate, are set out below:

Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	Principal Amount (US$ million)	Carrying amount of the Hedging Instruments on June 30, 2014

Non-Derivative Financial Instruments	Portion of Highly Probable Future Monthly Export Revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	July 2014 to may 2022	48,859	107,611

Changes in the Principal Amount	US$ million
Amounts designated as of December 31, 2013	40,742
New hedging instruments designated	13,994
Exports affecting profit or loss	(2,893)
Principal repayments / amortization	(2,984)
Amounts designated as of June 30, 2014	48,859

	Consolidated
	06.30.2014
	2014	2015	2016	2017	2018	2019	2020	2021	2022	Total
Expected reclassification	(447)	(1,015)	(1,287)	(1,309)	(998)	(914)	219	543	63	(5,145)

b)            Cash flow hedges involving swap contracts - Yen x Dollar

The Company has a cross currency swap to fix in U.S. dollars the payments related to bonds denominated in Japanese yen and does not intend to settle these contracts before the maturity. The relationship between the derivative and the bonds was designated for cash flow hedge accounting.

c)               Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data, along with the stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

			Consolidated
Financial Instruments	Exposure at 06.30.2014	Risk	Probable Scenario (*)	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)
Assets	6,989		309	1,747	3,495
Liabilities	(135,340)	Dollar	(5,991)	(33,835)	(67,670)
Cash flow hedge on exports	107,611		4,764	26,903	53,806
	(20,740)		(918)	(5,185)	(10,369)

Liabilities (**)	(1,807)	Yen	48	(452)	(904)
	(1,807)		48	(452)	(904)

Assets	16,932		(356)	4,233	8,466
Liabilities	(40,070)	Euro	572	(10,018)	(20,035)
	(23,138)		216	(5,785)	(11,569)

Assets	4,345	Pound	(77)	1,086	2,173
Liabilities	(10,910)	Sterling	113	(2,727)	(5,455)
	(6,565)		36	(1,641)	(3,282)

Assets	861		(65)	215	431
Liabilities	(1,558)	Peso	118	(389)	(779)
	(697)		53	(174)	(348)
	(52,947)		(565)	(13,237)	(26,472)

(*) The probable scenario was computed based on the following risks: Real x Dollar – a 4.43% depreciation of the Real / Yen x Dollar – a 2.67% depreciation of the Yen / Dollar x Euro: a 2.11% depreciation of the Euro / Dollar x Pound Sterling: a 1.79% depreciation of the Pound Sterling / Dollar x Peso: an 8.17% depreciation of the Peso. The data were obtained from the Focus Report of the Central Bank of Brazil and from Bloomberg.

(**) A portion of the foreign currency exposure is hedged by a cross-currency swap.

The impact of foreign exchange depreciation / appreciation does not jeopardize the liquidity of the Company in the short term due to the balance between liabilities, assets, revenues and future commitments in foreign currency, since most of its debt mature in the long term.

30.4.   Interest rate risk management

The Company considers that exposure to interest rate risk does not cause a significant impact and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain subsidiaries of Petrobras.

30.5.   Credit risk

Petrobras is exposed to the credit risk arising from commercial transactions and from cash management, related to financial institutions and to credit exposure to customers. Credit risk is the risk that a customer or financial institution will fail to pay amounts due, relating to outstanding receivables or to financial investments, guarantees or deposits with financial institutions.

Credit risk management in Petrobras aims at reconciling the need for minimizing risk and maximizing the result of commercial and financial transactions, through efficient credit analysis, granting and management based on quantitative and qualitative parameters that are appropriate for each of the market segments in which it operates.

The commercial credit portfolio is much diversified between clients from the domestic market and from foreign markets and credit granted to financial institutions is spread among “Investment Grade” international banks rated by the international rating agencies and highly-rated Brazilian banks.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

30.6.   Liquidity risk

Liquidity risk is represented by the possibility of a shortage of cash or another financial assets in order to settle its obligations on the established dates and is managed by the Company based on policies such as: Centralized cash management, in order to optimize the level of cash and cash equivalents held and reduce working capital needed; a robust minimum cash level to ensure that the need of cash for investments and short-term obligations is met even in adverse market conditions; increasing the number of investors in the domestic and international markets through funding opportunities, developing a strong presence in the international capital markets and searching for new funding sources, including new markets and financial products.

A maturity analysis of the long-term debt, including face value and interest payments is set out following:

	Consolidated
Maturity	2014	2015	2016	2017	2018	2019	2020 and thereafter	06.30.2014	12.31.2013
	19,067	30,738	42,876	39,700	51,528	66,353	172,752	423,014	363,513

31.        Fair value of financial assets and liabilities

The hierarchy of recurring fair value measurements of financial assets and liabilities recognized is set out below:

	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded

Assets
Marketable securities	8,252	−	−	8,252
Foreign currency derivatives	−	63	−	63
Balance at June 30, 2014	8,252	63	−	8,315
Balance at December 31, 2013	9,124	24	−	9,148

Liabilities
Commodity derivatives	(19)	−	−	(19)
Interest derivatives	−	(51)	−	(51)
Balance at June 30, 2014	(19)	(51)	−	(70)
Balance at December 31, 2013	(48)	(48)	−	(96)

The estimated fair value for the Company’s long term debt as of June 30, 2014, computed based on the prevailing market rates is set out in note 15.

32.        Subsequent events

Disposal of interest in Companhia de Gás de Minas Gerais S.A.

On July 18, 2014 the Board of Directors of Petrobras approved the disposal of its 40% interest in Companhia de Gás de Minas Gerais S.A. (Gasmig) to Companhia Energética de Minas Gerais (Cemig) for R$ 600. This transaction is part of the Petrobras Gas and Energy portfolio restructuring process as outlined in the 2014-2018 Business and Management Plan.

The transaction is subject to certain conditions precedent, including approval by the Brazilian Antitrust Authority (Conselho Administrativo da Defesa Econômica - CADE) and the consent of the state concession regulator. From the date of approval until the conclusion of the transaction, the investment in Gasmig will be classified as held for sale in the Statement of Financial Position.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Disposal of interest in Transierra S.A.

Petrobras disposed of its 44.5% interest in Transierra S.A. to Yacimientos Petrolíferos Fiscales Bolivianos (YPFB) for US$ 107 million. There is no condition precedent to the closing of the transaction.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

33.        Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2013 and the interim statements as of June 30, 2014

	Number of notes
Notes to the Financial Statements	Annual for 2013	Quarterly information for 2Q-2014
The Company and its operations	1	1
Basis of preparation of the financial statements	2	2
Basis of consolidation	**	3
Summary of significant accounting policies	3	4
Cash and cash equivalents	6	5
Marketable securities	7	6
Trade receivables	8	7
Inventories	9	8
Acquisitions, disposal of assets and legal mergers	*	9
Investments	11	10
Property, plant and equipment	12	11
Intangible assets	13	12
Exploration for and evaluation of oil and gas reserves	15	13
Trade payables	16	14
Finance debt	17	15
Leases	18	16
Related parties	19	17
Provision for decommissioning costs	20	18
Taxes	21	19
Employe benefits (Post-employment)	22	20
Shareholders' equity	24	21
Sales revenues	25	22
Other operating expenses, net	26	23
Expenses by nature	27	24
Net finance income (expense)	28	25
Supplementary information on the statement of cash flows	29	26
Segment reporting	30	27
Provisions for legal proceedings, contingent liabilities and contingent assets	31	28
Guarantees for concession agreements for petroleum exploration	33	29
Risk management and derivative instruments	***	30
Fair value of financial assets and liabilities	35	31
Subsequent events	37	32

(*) Mergers, split-offs and other information about investments.
(**) Summary of significant accounting policies
(***) Risk management and derivative instruments

The notes to the annual report 2013 that were suppressed in the 2Q-2014 because they do not have significant changes and / or may not be applicable to interim financial information are as follows:

Notes to the Financial Statements	Number of notes
Critical accounting policies: key estimates and judgments	4
New standards and interpretations	5
Impairment	14
Profit sharing	23
Commitments for purchase of natural gas	32
Insurance	36

R13

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.